     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 20, 1996
                                                       REGISTRATION NO. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-2

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                          PAR TECHNOLOGY CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                             16-1434688
  (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION
   INCORPORATION OR ORGANIZATION)                     NO.)

                              PAR TECHNOLOGY PARK
                             8383 SENECA TURNPIKE
                       NEW HARTFORD, NEW YORK 13413-4991
                                (315) 738-0600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                              JOHN W. SAMMON, JR.
                      CHAIRMAN OF THE BOARD AND PRESIDENT
                          PAR TECHNOLOGY CORPORATION
                              PAR TECHNOLOGY PARK
                       NEW HARTFORD, NEW YORK 13413-4991
                                (315) 738-0600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
      TIMOTHY C. MAGUIRE, ESQ.               STEVEN R. FINLEY, ESQ.
  TESTA, HURWITZ & THIBEAULT, LLP         GIBSON, DUNN & CRUTCHER LLP
         HIGH STREET TOWER                      200 PARK AVENUE
          125 HIGH STREET                      NEW YORK, NY 10166
    BOSTON, MASSACHUSETTS 02110                  (212) 351-3920
           (617) 248-7000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [_]
  If the registrant elects to deliver its latest annual report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                        CALCULATION OF REGISTRATION FEE
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
                                                           PROPOSED
                                              PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF        AMOUNT         MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE           TO BE       OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED(1)    PER SHARE(2)   PRICE(2)       FEE
----------------------------------------------------------------------------------
 Common Stock, $0.02 par
  value per share...      3,248,750 shares    $15.625     $50,761,718  $17,504.04

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(1) Includes 423,750 shares subject to an over-allotment option granted by the
    Selling Stockholders to the Underwriters.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of such Common Stock as reported by the New York Stock Exchange on May 13, 1996.

                                ---------------

 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED MAY 20, 1996

                                2,825,000 SHARES

                                     [LOGO]

                           PAR TECHNOLOGY CORPORATION
                                  COMMON STOCK

  Of the 2,825,000 shares of common stock, $0.02 par value per share (the "Common Stock"), offered hereby, 1,450,000 shares are being offered by PAR Technology Corporation ("PAR" or the "Company") and 1,375,000 shares are being offered by Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "PTC." On May 17, 1996, the closing sales price of the Common Stock on the NYSE was $19 per share. See "Price Range of Common Stock and Dividend Policy."

  FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6-10.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES   AND
EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR      HAS THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE         SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR            ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                          Underwriting              Proceeds to
                                 Price to Discounts and Proceeds to   Selling
                                  Public  Commissions*   Company+   Stockholders
Per Share.......................   $           $            $           $
Total++.........................   $          $            $            $

-----
* The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
+ Before deducting expenses of the offering payable by the Company estimated to be $375,000.
++The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 423,750 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is
  exercised in full, the total price to public will be $   , the total
  underwriting discounts and commissions will be $    and the total proceeds to
  the Selling Stockholders will be $   . See "Underwriting."

                                  -----------

  The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New
York on or about     , 1996. The Underwriters include:
DILLON, READ & CO. INC.


                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                                          VOLPE, WELTY & COMPANY

                   The date of this Prospectus is     , 1996.

Inside Front
------------

The picture at the lower left-hand side of the page illustrates a United States Air Force captain viewing and analyzing image processing data captured by the J/STARS phased ray antenna.

Front
-----

The picture at the upper right hand side of the page illustrates the Company's open architecture POS III system, including the POS III touch screen configuration as used by an employee of a quick service restaurant.

Front
-----

The picture at the upper right hand side of the page illustrates individual products comprising the Company's POS III System, including the POS III touch screen configuration in the right foreground of the picture, the POS III keyboard in the left background of the picture, and a wireless hand-held terminal in the upper left foreground of the picture. Food and beverage products of some of the Company's quick service restaurant customers, including Taco Bell, KFC, McDonald's and Chick-fil-A are featured among the POS III System components.

Front
-----

The picture at the lower left hand side of the page illustrates a third party pen-based data collection device networked through the Company's TPS software application.












                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements filed by the Company may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, reports, proxy statements and other information concerning the Company (symbol: PTC) can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-2 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement certain parts of which are omitted in accordance with the rules and regulations of the Commission. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington D.C. upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference in this
Prospectus:

  (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

  (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; and

  (iii) Proxy Statement of the Company dated May 13, 1996 for its Annual Meeting of Stockholders to be held on June 4, 1996.

  Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the shares of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document (other than exhibits). Requests for such copies should be directed to Karen E. Sammon, Corporate Counsel, PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991; telephone (315) 738-0600.

  Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Investors should carefully consider the information set forth under the heading "Risk Factors." Certain of the information contained in this summary and elsewhere in this Prospectus are forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."
                                  THE COMPANY


  PAR Technology Corporation ("PAR" or the "Company") provides sophisticated integrated transaction information processing ("ITIP") solutions that enable the reliable capture, preservation, processing and management of information throughout a business enterprise. The Company is a leading supplier of ITIP solutions to the quick service restaurant industry and also provides ITIP solutions for manufacturing/warehousing enterprises. The Company's systems-based solutions have been engineered to perform reliably under harsh operating conditions and incorporate high levels of systems integration, in-depth knowledge of the customers' workflow processes, and local and wide-area networking capability.

  The Company's POS III(TM) restaurant ITIP system solution combines flexible, extendible systems software connecting its open-system architecture hardware platform with ruggedized fixed and wireless order-entry terminals, video monitors and PAR and third-party supplied peripherals networked via Ethernet LAN and accessible to enterprise-wide network configurations. For manufacturing and warehousing enterprises, the Company designs and implements complex ITIP solutions incorporating its TPS(TM) data collection and management software that provide real-time connectivity with multiple host computers, diverse legacy applications software and "best-of-breed" software and data input hardware technologies. PAR further provides extensive systems integration capabilities to design, tailor and implement solutions that enable its customers to manage, from a central location, all aspects of data collection and processing for single or multiple site enterprises.
  The Company also develops advanced computer-based systems and technologies for government agencies. Through its government-sponsored development work, PAR has generated significant technologies with commercial applications, from the transaction information processing capability underlying its primary business, to advanced vision technology currently being implemented in the Company's proprietary Corneal Topography System ("CTS") for use in ophthalmic diagnoses and surgical procedures.


  The Company's growth strategies include enhancing its leadership position as an ITIP solutions provider to the quick service restaurant ("QSR") market and further penetrating the automated manufacturing/warehousing market by extending its systems integration capabilities and increasing the software functionality of its ITIP solutions. In addition, the Company seeks to leverage its technology generated from government contracts by developing innovative products serving targeted vertical markets, and then further penetrate that market by providing its systems integration capabilities to address its customers' total systems needs.

  The Company's net revenues and net income have grown from $78.9 million and $1.5 million, respectively, for the year ended December 31, 1991 to $107.4 million and $4.7 million, respectively, for the year ended December 31, 1995. In 1995, 71.8% of the Company's net revenues were derived from sales to its restaurant customers, 22.4% of net revenues were derived from government contracting and 5.1% of net revenues were derived from the Company's manufacturing/warehousing customers. The Company's significant customers include Taco Bell Corp. ("Taco Bell"), KFC Corp. ( "KFC") and McDonald's Corporation ("McDonald's") in the restaurant market, and Rhone-Poulenc Inc. ("Rhone-Poulenc") and The Goodyear Tire & Rubber Company ("Goodyear") in the manufacturing/warehousing market.
  The Company, which commenced doing business in 1968, is incorporated under the laws of Delaware. Its principal executive offices are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991, and its telephone number is (315) 738-0600.

                                  THE OFFERING

 Common Stock offered by the Company................ 1,450,000 shares
 Common Stock offered by the Selling Stockholders... 1,375,000 shares
 Common Stock to be outstanding after the Offering.. 9,211,828 shares(1)
 Use of proceeds.................................... To fund research and development, marketing,
                                                     sales and administration
                                                     of new product lines under
                                                     development, acquisitions
                                                     of capital equipment,
                                                     working capital and
                                                     general corporate
                                                     purposes, as well as
                                                     potential acquisitions.
                                                     See "Use of Proceeds."
 New York Stock Exchange symbol..................... PTC

--------
(1) Based on the number of shares outstanding on May 17, 1996. Excludes an aggregate of 794,220 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        MARCH 31,
                                -------------------------- -------------------
                                  1993     1994     1995     1995      1996
                                -------- -------- -------- --------- ---------
STATEMENT OF INCOME DATA:
Net revenues:
  Product...................... $ 43,835 $ 52,965 $ 58,306 $  12,342 $  10,880
  Service......................   19,213   20,823   25,059     5,607     7,677
  Contract.....................   18,199   20,742   24,029     6,085     6,937
                                -------- -------- -------- --------- ---------
                                  81,247   94,530  107,394    24,034    25,494
                                -------- -------- -------- --------- ---------
Costs of sales:
  Product......................   25,433   32,527   34,028     7,663     6,778
  Service......................   17,041   17,296   20,807     4,450     6,261
  Contract.....................   17,534   19,740   22,492     5,770     6,513
                                -------- -------- -------- --------- ---------
                                  60,008   69,563   77,327    17,883    19,552
                                -------- -------- -------- --------- ---------
    Gross margin...............   21,239   24,967   30,067     6,151     5,942
                                -------- -------- -------- --------- ---------
Operating expenses:
  Selling, general and
   administrative expenses.....   13,009   14,211   17,721     4,179     3,744
  Research and development.....    4,239    5,009    5,331     1,333     1,351
                                -------- -------- -------- --------- ---------
                                  17,248   19,220   23,052     5,512     5,095
                                -------- -------- -------- --------- ---------
    Income before provision for
     income taxes..............    3,991    5,747    7,015       639       847
Provision for income taxes.....    1,462    2,086    2,357       249       296
                                -------- -------- -------- --------- ---------
    Net income................. $  2,529 $  3,661 $  4,658 $     390 $     551
                                ======== ======== ======== ========= =========
Earnings per common share...... $   0.32 $   0.46 $   0.58 $    0.05 $    0.07
Weighted average number of
 common shares outstanding.....    7,968    7,992    8,068     8,073     8,190

                                                              MARCH 31, 1996
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(1)
                                                          ------- --------------
BALANCE SHEET DATA:
Working capital.......................................... $44,498    $70,020
Total assets.............................................  66,364     91,886
Long-term debt...........................................      --         --
Stockholders' equity.....................................  53,956     79,477

--------
(1) Adjusted to reflect the sale by the Company of 1,450,000 shares of Common Stock offered hereby, at an assumed offering price of $19.00 per share and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and commissions and offering expenses. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

CONCENTRATION OF MAJOR CUSTOMERS

  A small number of customers has historically accounted for a majority of the Company's net revenues in any given fiscal period. For the years ended December 31, 1993, 1994, and 1995, aggregate sales to the Company's top three commercial segment customers amounted to 57.8%, 59.2% and 58.7%, respectively, of net revenues. The Company's top three customers in 1995 and 1994 were Taco Bell, McDonald's and KFC, which accounted for 32.8%, 20.9% and 5.0%, respectively, of net revenues in 1995, and for 27.0%, 24.1% and 8.2%, respectively, of net revenues in 1994. Taco Bell and KFC are both wholly-owned subsidiaries of PepsiCo, Inc. With the exception of certain purchase commitments by Taco Bell, no customer is obligated to make any minimum level of future purchases from the Company or to provide the Company with binding forecasts of product purchases for any future period. In addition, major customers may elect to delay or otherwise change the timing of orders in a manner that could adversely effect quarterly and annual results of operations. There can be no assurance that the Company's current customers will continue to place orders with the Company, or that the Company will be able to obtain orders from new customers. The loss of, or reduced sales to, any one or more of the Company's major customers could materially and adversely affect the Company's business, operating results and financial condition. See
"Business -- Customers."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company has experienced and expects to continue to experience quarterly fluctuations in its net revenues and net income. Due to the dynamics associated with the year-end capital budget planning of many of PAR's restaurant ITIP customers and the preference of some restaurant ITIP customers to install new systems between the busy summer and Christmas seasons, the Company has historically realized a higher amount of its restaurant ITIP systems sales and overall net income during the second half of the year. In 1994 and 1995, the Company realized 81.0% and 78.0%, respectively, of its net income in the final six months of those years. Major restaurant ITIP customers may, however, elect to delay purchases of the Company's products. If for any reason the Company's sales were below seasonal norms during its fourth fiscal quarter, the Company's annual operating results could be adversely affected. The Company's quarterly operating results may also vary as a result of factors such as the timing or cancellation of customer orders, especially major customers, including Taco Bell, delays in order placement on the part of major customers in anticipation of the introduction of new products by the Company, price reductions by competitors or by the Company, the market acceptance of newly introduced products, significant fluctuation in the pricing of components of the Company's products and introductions of new or enhanced competing products.

  In the first quarter of 1996, the Company's sales to Taco Bell declined in comparison to the 1995 first quarter. This decrease was the result of the timing of Taco Bell's requirements under its sales contract with the Company. In the first quarter of 1995, Taco Bell's demand for systems was high due to the size of a replacement program during that period. The Company will continue providing systems to Taco Bell under its current contract, which runs through March 31, 1997; however, because the timing of replacement programs and store openings is determined by Taco Bell based on its requirements, the volume of systems sales to Taco Bell in any quarter may vary from the prior comparable quarter. Because a high percentage of the Company's costs, including personnel and facilities costs, are relatively fixed, variations in the timing of orders and shipments can cause significant variations in quarterly financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Financial Information."

NEW PRODUCT DEVELOPMENT AND RAPID TECHNOLOGICAL CHANGE

  The products sold by the Company are subject to rapid and continual technological change. Products available from the Company in its current restaurant ITIP and manufacturing/warehousing ITIP markets, as well as from its competitors, have increasingly offered a wider range of features and capabilities. The Company believes that in order to compete effectively in selected commercial segment markets, it must provide upwardly compatible systems incorporating new technologies at competitive prices. There can be no assurance that the Company will be able to continue funding research and development at levels sufficient to enhance its current product offerings or will be able to develop and introduce on a timely basis new products that keep pace with technological developments and emerging industry standards and address the evolving needs of customers. There can also be no assurance that the Company will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in its existing markets or that its new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of Company products in new markets, including the Company's CTS and Qscan(R) products, nor can there be any assurance as to the success of the Company's penetration of these markets, or to the revenue or profit margins with respect to these products. The inability of the Company, for any reason, to develop and introduce new products and product enhancements in a timely manner in response to changing market conditions or customer requirements could materially adversely affect the Company's business, operating results and financial condition. See "Business -- Systems and Services."

DEPENDENCE ON GOVERNMENT CONTRACTS

  The Company derived 21.9% and 22.4% of its revenues in 1994 and 1995, respectively, from contracts for the provision of technical products and services to United States government agencies and defense contractors. The Government contracting business is subject to various risks including: (1) unpredictable contract or project termination, reductions in funds available for the Company's projects due to government policy changes and contract adjustments and penalties arising from post-award contract audits and incurred cost audits in which the value of the contract may be reduced; (2) risks of underestimating costs, particularly with respect to software and hardware development, for work performed pursuant to "fixed-price" contracts, where the Company commits to achieve specified deliveries for a predetermined fixed price; (3) limited profitability from "cost-plus" contracts under which the amount of profit attainable is limited to a specified negotiated amount, usually in the range of six to ten percent of estimated costs, although no assurance can be given that such levels will be obtainable on present or future contracts; and (4) unpredictable timing of cash collections of certain unbilled receivables as they may be subject to acceptance of contract deliverables to the customer, and contract close-out procedures, including government approval of final indirect rates. In addition, budgetary constraints and changes in spending priorities in government agencies, including the Department of Defense, have resulted in sudden program changes, reductions or cancellations in the past and such conditions may be expected to continue. As a result, the Company's revenues may fluctuate from year to year and quarter to quarter depending on government procurement activity in the Company's areas of business. In addition, the Company's government contracts are subject to termination for the convenience of the government. If the government terminates on this basis, the Company would be entitled to recover its allowable costs incurred as well as a reasonable profit on the work performed. See "Business -- Customers."

DEPENDENCE ON SUPPLIERS FOR KEY COMPONENTS

  Certain key components used in the Company's products, such as base castings and certain printers and electronic components, are currently being purchased from single sources of supply. Although the Company believes that additional sources are available to it, the inability to obtain sufficient components or subassemblies as required, or to develop alternative sources of supply if and as required in the future, could result in delays or reductions in product shipments that could materially and adversely affect the Company's operating results and damage customer relationships.

COMPETITION

  The Company faces extensive competition in the markets in which it operates. There are currently more than ten suppliers who offer restaurant ITIP systems similar to the Company's. Some of these competitors are larger than the Company and have access to substantially greater financial and other resources than does the Company, and consequently may be able to obtain more favorable terms than the Company for components and subassemblies incorporated into their restaurant ITIP products. The rapid rate of technological change in the restaurant market makes it likely that the Company will face competition from new products designed by companies not currently competing with the Company. Such products may have features not currently available on PAR restaurant ITIP products. The Company believes that its competitive ability depends on its total solution offering, its product development and systems integration capability, its direct sales force and its customer service organization. There is no assurance that the Company will be able to compete effectively in the restaurant ITIP systems market in the future. The Company's manufacturing/warehousing ITIP business is also highly competitive. Some of the Company's competitors in the manufacturing/warehousing ITIP market are much larger than the Company and have access to substantially greater financial and other resources than the Company. There is no assurance that the Company will be able to compete effectively in the manufacturing/warehousing ITIP business. The Company's government contracting businesses compete with a large number of companies, large and small, for government contracts. The Company's government contracting businesses have been focused on niche offerings, primarily signal and image processing and engineering services. There are no assurances that the Company will continue to win government contracts as a prime contractor or subcontractor. Additionally, there are no assurances that the Government will continue to contract for the provision of services in the areas in which the Company has expertise. See "Business --
 Competition."

INDUSTRY CONCENTRATION AND CYCLICALITY

  Approximately 71.8% of the Company's net revenues are related to the restaurant industry, particularly the QSR industry. The Company's restaurant ITIP product sales are dependent in large part on the health of this industry, which in turn is dependent on the domestic and international economy, as well as factors such as consumer buying preferences and weather conditions. Although the QSR industry has experienced profitability and growth recently, there can be no assurance that profitability and growth will continue. The QSR market is affected by a variety of factors, including war, global and regional instability, natural disasters and general economic conditions. Adverse developments in the restaurant industry could materially affect the Company's restaurant ITIP business, operating results and financial condition. See "Business -- Integrated Transaction Information Processing."

INTERNATIONAL SALES

  In 1995, the Company's net revenues from sales outside the United States were $17.7 million, accounting for approximately 16.5% of the Company's net revenues. The Company anticipates that international sales will continue to account for a significant portion of sales. The Company intends to continue to expand its operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. The Company's operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render the Company's products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which the Company sells its products. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes to Consolidated Financial Statements.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  PAR's success and ability to compete is dependent in part upon its ability to protect its proprietary technology. The Company relies on a combination of patent, copyright and trade secret laws and non-disclosure agreements to protect its proprietary technology. The Company generally enters into confidentiality or license agreements with its employees, distributors, customers and potential customers and limits access to and distribution of its software, documents and other proprietary information. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. The Company is also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of other parties. Additionally, the Company periodically reviews recent patents that have been issued to third parties. As a result of such reviews, the Company has from time to time identified and investigated the validity and scope of issued patents for technologies similar to, or related to, the Company's technologies. Although the Company believes that it does not infringe the valid patents of others, there can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claim will not require the Company to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure to obtain such royalty or licensing agreements on a timely basis would have a material adverse effect upon the Company's business, results of operations and financial conditions. See "Business -- Intellectual Property."

RELIANCE ON KEY PERSONNEL

  The Company's future success and potential growth depend in part on its ability to retain its key management and technical and sales personnel and to recruit, train and retain sufficient numbers of other highly qualified managerial, technical and sales personnel on a continuing basis. There can be no assurance that the Company will be able to retain its key management or technical and sales personnel or that it will be able to attract and retain sufficient numbers of other highly qualified managerial, technical and sales personnel. The inability to retain or attract such personnel could materially adversely affect the Company's business, operating results and financial condition. In addition, the Company's ability to manage potential growth successfully will require the Company to attract additional experienced managerial, technical and sales personnel and to continue to improve its operational, management and financial systems and controls. See "Management."

PREDOMINANT OWNERSHIP POSITION OF INSIDERS

  Following this offering, the existing officers and directors of the Company and related parties will control approximately 47.2% of the outstanding Common Stock. As a result, they will be able to exert significant influence on the Company. Dr. John W. Sammon, Jr., Chairman of the Board of Directors and President of the Company, and members of his immediate family will control approximately 41.9% of the outstanding Common Stock. Dr. Sammon will continue to be the largest stockholder and will have significant influence with respect to the election of directors and approval or disapproval of fundamental corporate decisions, which could include a change in control of PAR. See "Principal and Selling Stockholders."

ENVIRONMENTAL COMPLIANCE

  The Company is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. The Company also leases space to Phoenix Systems and Technologies, Inc. ("Phoenix"), a corporation 43.9% owned by the Company that is engaged in contract manufacturing, including printed circuit board assembly services that may also involve the use of hazardous materials. Under applicable law, in the event that Phoenix is found liable for failure to comply with applicable environmental regulations, the Company may be found ultimately liable for Phoenix's obligations. Any failure of the Company to control the use of, or adequately restrict the discharge of, hazardous substances, or otherwise comply with environmental regulations, could subject it to significant future liabilities. In addition, although the Company believes that its past operations, and, to the best of its knowledge, those of Phoenix, conformed with then applicable environmental laws and regulations, there can be no assurance that the Company or Phoenix has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities.

VOLATILITY OF STOCK PRICE

  The price of the Common Stock historically has experienced significant volatility due to fluctuations in revenues and earnings, other factors relating to the Company's operations as well as the market's changing expectations for the Company's growth, the limited number of shares available for sale and purchase in the open market, overall equity market conditions and the conditions relating to the market for technology stocks generally, and other factors unrelated to the Company's operations. Such fluctuations are expected to continue. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of securities issued by many technology companies, often for reasons unrelated to the operating performance of the specific companies. See "Price Range of Common Stock and Dividend Policy."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Amended Certificate of Incorporation and By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue Preferred Stock that could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of Preferred Stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any Preferred Stock. See "Description of Capital Stock -- Certain Provisions of the Charter and By-Laws Affecting Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Common Stock in the public market following the Offering (pursuant to Rule 144 or otherwise), as well as the issuance of shares upon exercise of employee stock options, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. The Company and all of its executive officers and directors who are not Selling Stockholders have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering, except, with respect to the Company, (i) shares of Common Stock issued pursuant to the exercise of outstanding options and (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 90 day period. Certain stockholders, including the Selling Stockholders, who will hold in the aggregate 4,188,846 shares of Common Stock after the offering, have agreed that they will not, without prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 180 days from the date of the consummation of this offering. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of 1,450,000 shares of Common Stock offered hereby (the "Offering") are estimated to be approximately $25.5 million assuming a public offering price of $19.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. The net proceeds of the Offering, together with the Company's existing funds and cash generated from operations are expected to be used for the following purposes: research and development, marketing, sales and administration of new product lines under development, acquisitions of capital equipment, and working capital and general corporate purposes, as well as possible acquisitions of products, technologies or businesses. While the Company continually evaluates potential acquisitions, the Company has no present agreements or commitments with respect to any acquisition, nor are any negotiations regarding any acquisition currently ongoing. Pending such uses, the net proceeds will be invested in investment grade, interest-bearing securities.

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is listed on the New York Stock Exchange under the symbol PTC. The following table sets forth for the periods indicated the high and low sale prices for the Common Stock on the New York Stock Exchange.

                                                                  HIGH    LOW
                                                                  ----    ---
1994
  1st Quarter....................................................  9 1/4    7
  2nd Quarter....................................................  7 7/8   6 5/8
  3rd Quarter....................................................  7 1/4   6 1/4
  4th Quarter....................................................  8 1/4   6 1/8
1995
  1st Quarter....................................................  9 3/4   5 7/8
  2nd Quarter.................................................... 10 3/4    8
  3rd Quarter.................................................... 10 3/4   8 1/4
  4th Quarter.................................................... 10 1/4   8 5/8
1996
  1st Quarter.................................................... 16 7/8   8 1/4
  2nd Quarter (through May 17, 1996)............................. 19 7/8   14

  The last reported sale price of the Common Stock on the New York Stock Exchange on May 17, 1996 was $19.00 per share. As of May 7, 1996, there were approximately 881 holders of record of the Common Stock.

  The Company has never declared or paid any dividends on the Common Stock and does not intend to declare any dividends on its Common Stock in the foreseeable future. The Company currently intends to retain future earnings to fund the development and growth of its business.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to give effect to the Offering (assuming an offering price of $19.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company). This table should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                              MARCH 31, 1996
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
                                                              (IN THOUSANDS)
Long-term debt............................................  $    --    $    --
Stockholders' equity (1):
  Preferred Stock, $.02 par value per share; 250,000
   shares authorized, none issued and outstanding.........       --         --
  Common Stock, $.02 par value per share; 12,000,000
   shares authorized, 9,177,884 shares issued and
   7,747,278 outstanding, 9,197,278 shares issued and
   outstanding as adjusted (1)............................      184        184
Additional paid-in-capital................................   13,901     37,143
Retained earnings.........................................   42,283     42,283
Cumulative translation adjustment.........................     (133)      (133)
Treasury stock, at cost, 1,430,606 shares, 0 shares as ad-
 justed...................................................   (2,279)        --
                                                            -------    -------
    Total stockholders' equity............................   53,956     79,477
                                                            -------    -------
      Total capitalization................................  $53,956    $79,477
                                                            =======    =======

--------
(1) Excludes 914,770 shares of Common Stock issuable upon the exercise of options outstanding at March 31, 1996, of which options to purchase 555,767 shares were then exercisable. See Note 6 of the Notes to Consolidated Financial Statements appearing elsewhere in this Prospectus.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data for each of the five years in the period ended December 31, 1995 have been derived from the Company's consolidated financial statements, which have been audited by Price Waterhouse LLP, independent accountants. The selected consolidated financial data presented below for the three months ended March 31, 1995 and 1996 have been derived from unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the quarterly selected financial information. The results for the three months ended March 31, 1996 are not necessarily indicative of the results of operations for the entire fiscal year or any other period. The information set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                        THREE MONTHS
                                   YEAR ENDED DECEMBER 31,             ENDED MARCH 31,
                         -------------------------------------------- -----------------
                           1991     1992     1993     1994     1995     1995     1996
                         -------- -------- -------- -------- -------- -------- --------
STATEMENT OF INCOME
 DATA:
Net revenues:
  Product............... $ 38,803 $ 38,641 $ 43,835 $ 52,965 $ 58,306 $ 12,342 $ 10,880
  Service...............   17,951   18,552   19,213   20,823   25,059    5,607    7,677
  Contract..............   22,143   16,078   18,199   20,742   24,029    6,085    6,937
                         -------- -------- -------- -------- -------- -------- --------
                           78,897   73,271   81,247   94,530  107,394   24,034   25,494
                         -------- -------- -------- -------- -------- -------- --------
Costs of sales:
  Product...............   22,176   21,027   25,433   32,527   34,028    7,663    6,778
  Service...............   16,784   16,108   17,041   17,296   20,807    4,450    6,261
  Contract..............   21,498   15,004   17,534   19,740   22,492    5,770    6,513
                         -------- -------- -------- -------- -------- -------- --------
                           60,458   52,139   60,008   69,563   77,327   17,883   19,552
                         -------- -------- -------- -------- -------- -------- --------
    Gross margin........   18,439   21,132   21,239   24,967   30,067    6,151    5,942
                         -------- -------- -------- -------- -------- -------- --------
Operating expenses:
  Selling, general and
   administrative
   expenses.............   11,258   12,296   13,009   14,211   17,721    4,179    3,744
  Research and
   development..........    4,742    5,253    4,239    5,009    5,331    1,333    1,351
                         -------- -------- -------- -------- -------- -------- --------
                           16,000   17,549   17,248   19,220   23,052    5,512    5,095
                         -------- -------- -------- -------- -------- -------- --------
    Income before
     provision for
     income taxes.......    2,439    3,583    3,991    5,747    7,015      639      847
Provision for income
 taxes..................      978    1,250    1,462    2,086    2,357      249      296
                         -------- -------- -------- -------- -------- -------- --------
    Net income.......... $  1,461 $  2,333 $  2,529 $  3,661 $  4,658 $    390 $    551
                         ======== ======== ======== ======== ======== ======== ========
Earnings per common
 share.................. $   0.20 $   0.30 $   0.32 $   0.46 $   0.58 $   0.05 $   0.07
Weighted average number
 of common shares
 outstanding............    7,405    7,885    7,968    7,992    8,068    8,073    8,190

                                           DECEMBER 31,
                              --------------------------------------- MARCH 31,
                               1991    1992    1993    1994    1995     1996
                              ------- ------- ------- ------- ------- ---------
BALANCE SHEET DATA:
Working capital.............. $28,609 $31,373 $34,489 $38,915 $42,976  $44,498
Total assets.................  49,019  53,433  60,449  60,642  68,073   66,364
Long-term debt...............      --      --      --      --      --       --
Total shareholders' equity...  39,094  41,858  44,530  48,645  53,132   53,956

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

OVERVIEW

  PAR Technology Corporation provides sophisticated integrated transaction information processing ("ITIP") solutions that enable the reliable capture, preservation, processing and management of information throughout a business enterprise. The Company is a leading supplier of ITIP solutions to the quick service restaurant industry and also provides ITIP solutions for manufacturing/warehousing enterprises. The Company's systems-based solutions have been engineered to perform reliably under harsh operating conditions and incorporate high levels of systems integration, in-depth knowledge of the customers' workflow processes, and local and wide-area networking capability.

  The Company also develops advanced computer based systems and technologies for federal and state governmental agencies. Through its government sponsored development work, PAR has generated significant technologies with commercial applications, from the transaction processing capability underlying its primary business, to advanced vision technology currently being implemented in the Company's proprietary Corneal Topography System ("CTS") for use in ophthalmic diagnoses and surgical procedures.

  The Company's business is divided into two segments -- the commercial segment, which represents all product and service revenues, and the government segment, which represents all contract revenues. Product revenues principally arise from sales of ITIP systems to the restaurant industry and, to a lesser extent, to manufacturing/warehousing enterprises. Service revenues include installation, repairs, help desk and other service integration activities related to the restaurant ITIP business. Revenues from sales of commercial products are generally recorded as the products are shipped, provided that no significant vendor post-contract support obligations remain and the collection of the related receivable is probable. The Company's service revenues are recognized ratably over the related contract period or as the services are performed.

  Contract revenues include all prime and subcontract activities with the Department of Defense and other governmental agencies. They are derived under a variety of cost reimbursement, time and material and fixed price contracts. Contract revenues, including fees and profits, are recorded as services are performed using the percentage of completion method of accounting, primarily based on contract costs incurred to date compared with estimated costs at completion. Anticipated losses on all contracts and programs in process are recorded in full when identified. Unbilled accounts receivable are stated at estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and government representatives. Contract revenues have been recorded in amounts that are expected to be realized on final settlement. Selling, general and administrative expenses and research and development attributable to the Company's government businesses are included in costs of contracts.

  The Company capitalizes certain costs related to the development of computer software under the requirements of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility are capitalized and amortized on a product by product basis when the product is available for general release to customers. Annual amortization, charged to cost of sales, is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or the straight line method over the remaining estimated economic life of the product.

  In June 1992, the Company was approved under the Department of Defense Mentor Protege Program as a mentor for a minority owned government contractor, Phoenix Systems and Technologies, Inc. ("Phoenix"). Concurrent with this approval, the Company acquired a 43.9% interest in Phoenix, which is accounted for under the equity method. The Company is a subcontractor to Phoenix on certain engineering service contracts with the United States Government. Phoenix is also a vendor to PAR, providing manufacturing and certain contract services.

RESULTS OF OPERATIONS

 Three Months Ended March 31, 1996 and 1995

  The Company reported an increase in net income of 41.3% for the quarter ended March 31, 1996 compared to the same quarter of 1995. Net income was $551,000, or earnings per share of $0.07, on net revenues of $25.5 million for the quarter ended March 31, 1996, compared to net income of $390,000, or earnings per share of $0.05, on net revenues of $24.0 million for the same quarter of 1995.

  Product revenues decreased 11.8% to $10.9 million in 1996 versus $12.3 million in 1995. This decrease was the result of the timing of Taco Bell's requirements under its sales contract with the Company. In the first quarter of 1995, Taco Bell's demand for systems was high due to the size of a replacement program during that period. The Company will continue providing systems to Taco Bell under its current contract, which runs through March 31, 1997; however, because the timing of replacement programs and new store openings is determined by Taco Bell based on its requirements, the volume of systems sales to Taco Bell in any quarter may vary from the prior comparable quarter. Partially offsetting this decrease was an increase in sales to KFC in several international markets. During the current period, the Company sold 15 systems for use in China and 23 systems for use in Thailand to KFC.

  Service revenues increased 36.9% to $7.7 million in the first quarter of 1996, compared to $5.6 million for the first quarter of 1995. This increase was due to a greater volume of special integration projects requested by customers in 1996 compared to 1995 and the ongoing activities with Taco Bell under the exclusive service integration contract awarded in 1995. Under this agreement, the Company is responsible for servicing of all restaurant ITIP systems, back office systems and Help Desk and on-site support activities.

  Contract revenues were $6.9 million in 1996, an increase of 14.0% from $6.1 million reported in 1995. The government segment's software development and systems integration business increased due to its ongoing work in environmental monitoring systems and hazardous materials tracking. Additionally, the Company continues to perform as a subcontractor to Northrop Grumman on the Joint Surveillance Target Attack Radar System Program ("J/STARS"). The Company's engineering services business increased primarily due to the Griffiss Minimum Essential Airfield Contract awarded to Phoenix in 1995. The Company is a subcontractor to Phoenix to operate and maintain Griffiss Air Force Base.

  Gross margin on product revenues was 37.7% in the first quarter of 1996 virtually unchanged from the 37.9% for the first quarter of 1995. Although the Company has experienced reductions in average selling prices to certain customers during this period as compared to the first quarter of 1995, the impact has been partially mitigated by favorable product mix and cost reduction programs implemented by the Company.

  Gross margin on service revenues was 18.4% for the three months ended March 1996, versus 20.6% for the same three months of 1995. This decline was primarily the result of lower margins attributable to the special integration projects discussed above.

  Gross margin on contract revenues was 6.1% in 1996 versus 5.2% in 1995. The improved margins were due to a favorable contract mix in 1996 versus 1995.

  Selling, general and administrative expenses were $3.7 million in 1996, a decline of 10.4% from the $4.2 million reported in 1995. This decrease was mainly the result of non-recurring charges in 1995 relating to the Company's accounts receivable from and equity interest in Phoenix. This was partially offset by an increase in the restaurant ITIP sales force costs in 1996 over 1995.

  Research and development expenses increased 1.4% to $1.4 million in 1996 compared to $1.3 million in 1995. Research and development costs attributable to government contracts are included in cost of contract revenues.

  The Company's effective tax rate was 34.9% in 1996 compared to 39.0% in 1995. This decrease was due to adjustments in prior years' accruals in 1995.

 Years ended December 31, 1995 and 1994

  The Company reported earnings per share of $0.58 for the year ended December 31, 1995, an increase of 26.1% from the $0.46 per share recorded for the year ended December 31, 1994. Net income increased 27.2% to $4.7 million in 1995 compared to $3.7 million for 1994. Net revenues for 1995 were $107.4 million versus $94.5 million for 1994, an increase of 13.6%.

  Product revenues were $58.3 million for 1995, a 10.1% increase from the $53.0 million recorded in 1994. Most of this increase occurred in the fourth quarter of 1995. This was primarily due to the Company's continuing successful relationship with Taco Bell. In the fourth quarter of 1995, the Company received a $23.0 million order from Taco Bell for restaurant ITIP products. The Company began delivery of this order in 1995, with the majority to be shipped in 1996. The increase is also due to new contract awards from the Chick-fil-A, Inc. ("Chick-fil-A") restaurant chain. Product sales also increased in 1995 due to the growth in the Company's manufacturing/warehousing ITIP business. This business won several new contracts in 1995 and grew 34.0% over 1994. Partially offsetting these increases was a decline in sales to KFC International due to a greater number of new store openings and replacement orders in 1994 than in 1995.

  Service revenues increased 20.3% to $25.1 million in 1995, compared to $20.8 million for 1994. The growth in service revenues was primarily related to higher installation revenue as a result of the increase in product sales discussed above. Additionally, in the third quarter of 1995 the Company was awarded a service integration contract with Taco Bell. Under this agreement, the Company is responsible for servicing of all restaurant ITIP systems, back office systems and Help Desk and on-site support activities. Certain product enhancement programs for various customers also contributed to this increase in 1995.

  Contract revenues were $24.0 million for 1995, an increase of 15.8% from the $20.7 million reported in 1994. The government segment's site maintenance and testing activities and its software development business both contributed to this increase. The Company was awarded new site contracts and expanded the scope of other existing contracts during 1995. Additionally, the Company's software development business continues to expand its work in environmental monitoring systems.

  RRC was awarded a $10.0 million, five-year contract as the prime subcontractor for the Griffiss Minimum Essential Airfield Contract awarded to Phoenix. Under this contract, Phoenix and RRC will provide engineering services to Griffiss Air Force Base.

  Gross margin on product revenues was 41.6% compared to 38.6% in 1994. Restaurant ITIP margins improved primarily due to certain customer discounts earned in 1994 that did not recur in 1995. Additionally, the Company was able to achieve certain product cost reductions in 1995.

  Gross margin on service revenues was 17.0% in 1995, versus 16.9% in 1994. Margins benefited from increased revenues, including revenue from certain product enhancement programs. However, this was offset by start-up costs related to the service integration contract with Taco Bell discussed above.

  Gross margin on contract revenues was 6.4% in 1995, compared to 4.8% in 1994. This margin improvement was the result of higher award fees earned on certain contracts due to high performance ratings and to a favorable contract mix.

  Selling, general and administrative expenses were $17.7 million in 1995, an increase of 24.7% from the $14.2 million recorded in 1994. This increase is primarily due to the expansion of the Company's worldwide restaurant ITIP sales force and growth in the manufacturing/warehousing ITIP sales force. Also, 1995 expenses included $1.1 million for allowances related to the Company's investment in and receivable from Phoenix. See Note 9 to the Consolidated Financial Statements for further discussion.

  Research and development expenses were $5.3 million in 1995, an increase of 6.4% from the $5.0 million reported a year ago. The Company is continuing its investment in restaurant ITIP hardware and software products. Additionally, the Company continues to improve the technological performance of its CTS products.

  The Company's effective tax rate was 33.6% in 1995 compared to 36.3% in 1994. The lower rate is primarily due to the utilization of foreign tax credits in 1995.

 Years ended December 31, 1994 and 1993

  The Company reported earnings per share of $0.46 for the year ended December 31, 1994, an increase of 43.7% from the $0.32 per share recorded for the year ended December 31, 1993. Net income increased 44.8% to $3.7 million in 1994, compared to $2.5 million for 1993. Net revenues for 1994 were $94.5 million versus $81.2 million for 1993, an increase of 16.3%.

  Product revenues were $53.0 million for 1994, a 20.8% increase from the $43.8 million recorded in 1993. This increase was due to sales to Taco Bell of the Company's third generation point-of-sale system (POS III). Another major factor was sales of the Company's POS II products to McDonald's, KFC and other fast food chains in both domestic and international markets. During 1994, the Company received follow-on purchase orders from Taco Bell totaling $20.0 million. The Company's system integration work related to its manufacturing/warehousing ITIP business also contributed to the increase.

  Customer service revenues increased 8.4% to $20.8 million in 1994, compared to $19.2 million for 1993. The growth in service revenue was primarily related to higher installation revenue as a result of the increase in product sales discussed above.

  Contract revenues were $20.7 million for 1994, an increase of 14.0% from the $18.2 million reported in 1993. This growth was due to the success of the Company's site maintenance and testing business. The Company currently has several contracts at different government-owned sites across the country. The government segment software development business also contributed to the increase. In 1994, the Company announced it was successful in winning a $2.5 million, multi-year contract from the National Institute for Environmental Renewal for the development and application of an environmental monitoring and management system for the detection of ground and water contamination.

  Gross margin on product revenues was 38.6% in 1994, compared to 42.0% in 1993. This decrease in margin was a result of volume discounts earned in 1994 by a major customer in accordance with the terms of its sales agreement with the Company. Partially offsetting this was improved absorption of certain fixed manufacturing costs as a result of increased production in 1994.

  Gross margin on service revenues was 16.9% in 1994, versus 11.3% in 1993. This increase was the result of increased installation and service contract revenue directly related to the increased restaurant ITIP product revenue discussed above.

  Gross margin on contract revenues was 4.8% in 1994 compared to 3.7% in 1993. During 1994, the Company controlled its overhead costs, which resulted in improved margins on certain contracts.

  Selling, general and administrative expenses were $14.2 million in 1994, an increase of 9.2% from the $13.0 million recorded in 1993. This increase was primarily due to the Company's expanded restaurant ITIP sales efforts and to sales and marketing activities associated with the Company's CTS products.

  Research and development expenses of the Commercial segment were $5.0 million in 1994, an increase of 18.2% from the $4.2 million reported a year ago. The Company's net investment in restaurant ITIP and CTS products increased in 1994 compared to the prior year.

QUARTERLY FINANCIAL INFORMATION

  The following table sets forth unaudited consolidated financial information for the nine quarters ending March 31, 1996. The Company believes that this information has been prepared on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus and all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements of the Company and notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results for any future period. See "Risk Factors --
 Fluctuations in Quarterly Operating Results."

                                                            QUARTER ENDED
                          ----------------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT 30, DEC. 31, MARCH 31,
                            1994     1994     1994      1994     1995     1995     1995     1995     1996
                          -------- -------- --------- -------- -------- -------- -------- -------- ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Net revenues:
 Product................  $10,722  $12,959   $13,889  $15,395  $12,342  $11,884  $11,428  $22,652   $10,880
 Service................    4,807    5,205     5,288    5,523    5,607    5,889    6,440    7,123     7,677
 Contract...............    5,241    4,959     4,726    5,816    6,085    6,593    6,112    5,239     6,937
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
                           20,770   23,123    23,903   26,734   24,034   24,366   23,980   35,014    25,494
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
 Costs of sales:
 Product................    6,690    8,485     8,611    8,741    7,663    6,782    6,539   13,044     6,778
 Service................    4,146    4,241     4,220    4,689    4,450    4,856    4,857    6,644     6,261
 Contract...............    4,932    4,730     4,455    5,623    5,770    6,234    5,552    4,936     6,513
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
                           15,768   17,456    17,286   19,053   17,883   17,872   16,948   24,624    19,552
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
  Gross margin..........    5,002    5,667     6,617    7,681    6,151    6,494    7,032   10,390     5,942
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
 Operating expenses:
 Selling, general and
  administrative
  expenses..............    3,509    3,635     3,419    3,648    4,179    4,144    3,668    5,730     3,744
 Research and
  development...........    1,121    1,227     1,209    1,452    1,333    1,302    1,187    1,509     1,351
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
                            4,630    4,862     4,628    5,100    5,512    5,446    4,855    7,239     5,095
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
  Income before
   provision for income
   taxes................      372      805     1,989    2,581      639    1,048    2,177    3,151       847
 Provision for income
  taxes.................      145      337       545    1,059      249      412      644    1,052       296
                          -------  -------   -------  -------  -------  -------  -------  -------   -------
  Net income............  $   227  $   468   $ 1,444  $ 1,522  $   390  $   636  $ 1,533  $ 2,099   $   551
                          =======  =======   =======  =======  =======  =======  =======  =======   =======
 Earnings per common
  share.................  $  0.03  $  0.06   $  0.18  $  0.19  $  0.05  $  0.08  $  0.19  $  0.26   $  0.07
 Weighted average number
  of common shares
  outstanding...........    8,022    7,994     7,970    7,976    8,073    8,110    8,082    8,063     8,190

  The Company has experienced and expects to continue to experience quarterly fluctuations in its net revenues and net income. Due to the dynamics associated with the year-end capital budget planning of many of PAR's restaurant ITIP customers and the preference of some restaurant ITIP customers to install new systems between the busy summer and Christmas seasons, the Company has historically realized a higher amount of its restaurant ITIP systems sales and overall net income during the second half of the year. In 1994 and 1995, the Company realized 81.0% and 78.0%, respectively, of its net income in the final six months of those years. Major restaurant ITIP customers may, however, elect to delay purchases of the Company's products. If for any reason the Company's sales were below seasonal norms during its fourth fiscal quarter, the Company's annual operating results could be adversely affected. The Company's quarterly operating results may also vary as a result of factors such as the timing or cancellation of customer orders, especially major customers, including Taco Bell, delays in order placement on the part of major customers in anticipation of the introduction of new products by the Company, price reductions by competitors or by the Company, the market acceptance of newly introduced products, significant fluctuation in the pricing of components of the Company's products and introductions of new or enhanced competing products. In the first quarter of 1996, the Company's sales to Taco Bell declined in comparison to the 1995 first quarter. This decrease was the result of the timing of Taco Bell's requirements under its sales contract with the Company. In the first quarter of 1995, Taco Bell's demand for systems was high due to the size of a replacement program during that period. The Company will continue providing systems to Taco Bell under its current contract, which runs through March 31, 1997; however, because the timing of replacement programs and store openings is determined by Taco Bell based on its requirements, the volume of systems sales to Taco Bell in any quarter may vary from the prior comparable quarter.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary source of liquidity has been from operations. Cash provided by operating activities was $1.9 million in the first quarter of 1996, compared to $2.4 million in 1995. The Company historically has experienced significant collections of accounts receivable in its first quarter due to the volume of sales generated in the preceding quarter. This is primarily due to the seasonal demands of the Company's restaurant ITIP customers. However, this factor was offset by the build up of restaurant ITIP and service inventory in anticipation of future sales orders and service requirements and the timing of estimated income tax payments in 1996 versus 1995.

  Cash used in investing activities was $198,000 for the first quarter of 1996, compared to $486,000 in 1995. In 1996, capital expenditures were for internal use computers and other miscellaneous items. In 1995, capital expenditures were primarily for upgrades to internal use software.

  Cash provided from financing activities was $336,000 for the first quarter of 1996 compared to $67,000 in 1995. This increase was due primarily to the proceeds from the exercise of stock options.

  Cash used by operating activities in 1995 was $767,000, compared to cash provided by operations of $8.0 million in 1994. The Company's accounts receivable balance grew substantially in 1995 as a result of record fourth-quarter revenues, which increased $8.3 million over the fourth quarter of 1994. During 1994, the Company's net profit and a reduction in accounts receivable were the primary reasons for the positive cash flow.

  Cash used in investing activities in 1995 was $1.8 million, compared to $2.2 million in 1994. The Company used $1.3 million for capital expenditures in 1995, versus $1.7 million in 1994. In 1995, the Company purchased additional internal use computer hardware and software and upgraded certain communications equipment. Capital expenditures in 1994 were primarily for continued improvements to the Company's headquarters' facility and computer equipment upgrades.

  Cash flow provided by financing activities in 1995 was $101,000, versus cash used of $3.9 million in 1994. In 1995, cash flow benefited by the proceeds from the exercise of employee stock options and short-term bank borrowings for working capital requirements. This was partially offset by the acquisition of treasury stock during the year. In 1994, the Company used cash provided by operations to pay off all of its short term borrowings with banks.

  The Company has line-of-credit agreements, which aggregate $27.2 million, with certain banks, of which $383,000 was in use at March 31, 1996. The Company believes that it has adequate financial resources to meet its future liquidity and capital requirements.

                                   BUSINESS

THE COMPANY

  PAR Technology Corporation provides sophisticated integrated transaction information processing solutions that enable the reliable capture, preservation, processing and management of information throughout a business enterprise. The Company is a leading supplier of ITIP solutions to the quick service restaurant industry and also provides ITIP solutions for manufacturing/warehousing enterprises. The Company's systems-based solutions have been engineered to perform reliably under harsh operating conditions, and incorporate high levels of systems integration, in-depth knowledge of the customers' workflow processes, and local and wide-area networking capability.

  The Company's POS III(TM) restaurant ITIP system solution combines flexible, extendible systems software connecting its open-system architecture hardware platform with ruggedized fixed and wireless order-entry terminals, video monitors and PAR and third-party supplied peripherals networked via an Ethernet LAN and accessible to enterprise-wide network configurations. For manufacturing and warehousing enterprises, the Company designs and implements complex integrated ITIP solutions incorporating its TPS(TM) data collection and management software that provide real-time connectivity with multiple host computers, diverse legacy applications software and "best-of-breed" software and data input hardware technologies. PAR further provides extensive systems integration capabilities to design, tailor and implement solutions that enable its customers to manage, from a central location, all aspects of data collection and processing for single or multiple site enterprises.

  The Company also develops advanced computer-based systems and technologies for government agencies. Through its government-sponsored development work, PAR has generated significant technologies with commercial applications, from the transaction information processing capability underlying its primary business to the advanced vision technology currently being implemented in the Company's proprietary Corneal Topography System ("CTS") for use in ophthalmic diagnoses and surgical procedures.

INTEGRATED TRANSACTION INFORMATION PROCESSING

  Businesses worldwide are increasingly focused on the means to more effectively obtain, preserve, manage and utilize information related to the processes by which their products are produced and sold. Automated capture and analysis of certain information, including cost, price, volume, throughput and other data, enable businesses to improve production efficiencies and gain competitive advantages. Consequently, business managers increasingly require ITIP solutions -- integrated computerized systems that enable the reliable capture, preservation, integration, processing and management of business-critical information throughout the enterprise. In complex systems environments, ITIP solutions include the ability to communicate and share information among disparate hardware and software platforms across local site and enterprise-wide data networks. ITIP solutions are increasingly required by managers to provide real-time access to operational data from local and remote company sites for operational and strategic decision-making.

  Many businesses have turned to third-party suppliers and systems integrators to assist in the design, implementation and support of ITIP systems, as the complexity of total systems solutions and rapid technological change require a broad range of specialized capabilities. An ITIP solutions provider must possess strong and diverse technical knowledge of open systems architectures, multiple device and software interfaces, data formats, wireless communications and local and wide-area networking. In addition, in order to effectively design an ITIP solution that meets a particular customer's specific needs, the ITIP provider must thoroughly understand the operational aspects and work process flow requirements of its customer's business. Systems integration, including the ability to design and implement reliable and extendible ITIP solutions that enable data transmission and communication among disparate hardware devices, multiple software applications, different host computers and diverse operating systems, is a critical competency required of the solutions provider. Finally, an ITIP solutions provider must commit to providing full life-cycle support and service to meet the customer's needs for consistent, reliable operation under rigorous conditions.

  The Company markets its ITIP solutions to two vertical markets -- the restaurant industry and automated manufacturing/warehousing enterprises. The Company's ITIP systems solutions incorporate its experience and competencies in designing and integrating hardware and software into complex systems that meet the rigorous operating requirements of its target markets.

 Restaurant ITIP

  Restaurants increasingly require real-time information access and management that permit employees to increase the speed and accuracy of taking an order, preparing the food, and filling the order, while simultaneously providing real-time access to operational data for decision support in areas such as inventory control, personnel management, cash management, menu modification and market trend analysis. This need for information systems capable of capturing, preserving, processing and managing data from a large number of time-critical transactions for effective operational decision-making and efficient revenue generation has created a significant opportunity for the implementation of ITIP solutions.

  Quick service restaurant chains were early adopters of ITIP solutions. Quick service restaurant ITIP solutions must accommodate numerous concurrent customer orders at multiple counter-top and drive-through locations. Multiple order input devices, such as wireless, hand-held terminals and touch screen monitors, may be required to handle high order volumes at peak busy periods. Order information must be communicated to and shared with food preparers and order assemblers by video monitors. Printers for customer receipts, change machines and cash boxes, as well as other peripherals must be networked within the system to enable efficient throughput of customers and orders, which is critical to fast-food operations. Additionally, the captured transaction data must be shared not only with store management for accurate and real-time access to data for back-office decision-making, such as inventory management and employee work scheduling, but also across wide area networks with the QSR chain's regional and national headquarters for market information and trend analysis.

  The successful implementation of a quick service restaurant ITIP solution poses significant technical, environmental and business challenges. The solution must reflect an in-depth understanding of the business dynamics of the QSR industry and the customer's specific needs. The system design must meet the high-transaction rate workflow process of the business, yet be flexible and extendible to accommodate market needs such as menu changes and special promotions. A solution provider must have connectivity and open-systems architecture expertise in order to solve the multiple interfacing and data formatting complexities arising from the need to enable local and remote interconnection and communication among multiple diverse hardware devices and software applications, while maintaining high system reliability and integrity. The ability to engineer ruggedized hardware to withstand the hostile environment of spills, grease, heat and misuse common to QSR sites, as well as to implement user interfaces that are understandable to a low-skill, high-turnover employee base, is critical to system useability and reliability. Additionally, the solutions provider must be able to commit to rapid global service and support, as the ITIP system, once implemented, serves a critical function in the restaurant as well as throughout the QSR chain.

 Manufacturing/Warehousing ITIP

  The manufacturing and warehousing industries are increasingly subjected to competitive pressures to increase individual worker productivity, manage inventory controls effectively and optimize the use of fixed assets. Over time, companies have made significant investments in technology to improve particular process inefficiencies, creating "islands of automation," such as in the shipping or receiving department, rather than developing an integrated solution that automates an entire workflow process. Managers increasingly recognize that substantial cost savings and production efficiencies can be obtained, both within the manufacturing or warehouse site and throughout a multiple site enterprise, by implementing an integrated ITIP solution that automates data collection, storage, retrieval and processing.

  A complex manufacturing operation typically includes multiple data collection networks with efficient, paperless data capture devices at critical points in the production line, including stationary, hard-wire input terminals as well as wireless devices for flexible monitoring and data capture, inventory control devices, including barcode printers and scanners for inventory tracking, security and order management in a just-in-time structure, and other tailored data input and collection devices. An ITIP solution for such a complex manufacturing site must be designed to enable information sharing, distributed data processing, and seamless integration into plant-wide and enterprise-wide data networks to permit real-time access to events and trends, so that managers can respond flexibly and quickly, both to problems within the manufacturing process and to market opportunities that become available.

  Implementation of an effective ITIP solution for a complex, often multiple site manufacturing/warehousing enterprise requires a systems provider to understand the complexity of the customer's workflow processes, as well as to be able to provide consultation on industry best practices. The ITIP system must be designed to seamlessly and reliably integrate the enterprise's legacy data collection hardware and applications software with new technology, requiring sophisticated understanding of the multiple interfaces among mainframe and mid-range host computers from a variety of vendors, incompatible operating systems and applications software, as well as diverse peripheral devices. Systems integration by the ITIP solutions provider requires in-depth knowledge of data formatting to collect, process and share information among the disparate hardware and software elements of the system, and the engineering capability to implement a robust solution that is reliable, flexible and extendible. An ITIP solutions provider must further possess the competency to deliver, install and implement the system and to train the customer's personnel on its use and the commitment to maintain and enhance the ITIP system throughout its life cycle.

THE PAR SOLUTION

  PAR currently offers fully integrated ITIP solutions that satisfy the specific needs of its targeted vertical markets. The PAR solution incorporates the following features:

  . INDUSTRY KNOWLEDGE. PAR applies its in-depth industry knowledge and understanding of the workflow and production process needs of its restaurant and manufacturing/warehousing customers to integrate software, hardware and services into a flexible, user friendly solution to its customers. PAR's industry expertise has been developed over its 19 years of experience servicing the needs of the QSR restaurant market and over its eight years of experience servicing manufacturing/warehousing enterprises.

  . SYSTEMS INTEGRATION EXPERTISE. PAR utilizes its systems integration capabilities to design and implement open-systems architecture ITIP solutions that solve the interfacing and data formatting challenges inherent in systems incorporating a variety of hardware devices and both legacy and new software applications, and which must communicate and share data over local and enterprise-wide networks.

  . OPERATING ENVIRONMENT EXPERTISE. PAR's software solution for the QSR market is tailored for ease-of-use by a low-skill, high-turnover QSR employee base, while its manufacturing/warehousing software is robustly structured to address the rigorous demands of complex, transaction intensive workflow processes. PAR manufactures ruggedized hardware that can survive the harsh environmental conditions of a QSR restaurant, while at the same time being cost-effective for the customer over the life of the system.

  . SERVICE COMMITMENT. PAR offers a complete solution to its customers' ITIP systems service needs, including the ability to provide ongoing services and support for ITIP systems on a global basis. PAR has offices in eight countries and 19 cities in the U.S., and provides 24 hour a day, seven day a week hotline support for domestic restaurant customers through a call center in its Boulder, Colorado office.

  For the restaurant market, PAR's POS III ITIP system combines flexible, extendible systems software connecting PAR's open-system architecture hardware platform with PAR's ruggedized order-entry terminals, video monitors, and other PAR and third-party peripherals networked via an Ethernet LAN and accessible to enterprise-wide network configurations. PAR's solution further includes extensive systems integration capabilities to design, tailor and implement its customer's total data collection, preservation, processing and management requirements.

  For manufacturing/warehousing enterprises, PAR's solution entails extensive systems integration services coupled with its TPS(TM) data collection and management enabling software. PAR designs and implements complex integrated ITIP solutions offering concurrent connectivity with multiple host computers, diverse legacy applications software, and "best-of-breed" software and hardware technologies, providing its customers the ability to manage, from a central location, all aspects of data collection and processing for single and multiple site enterprises.

GROWTH STRATEGY

  The Company's business objective is to be a leading supplier of innovative systems solutions for targeted ITIP applications and to provide value-added systems integration capabilities for selected vertical markets. In addition, the Company seeks out commercial applications for its advanced technologies developed under sponsored government research projects. The Company pursues this objective by following the growth strategies listed below.

  MAINTAIN ITIP TECHNOLOGY LEADERSHIP. The Company intends to maintain its leadership position by enhancing ease of use in its current ITIP solutions in the automated manufacturing/warehousing market, as well as broadening the base of platforms supported, and by developing modular, object-oriented software for its restaurant ITIP solutions, thus providing customers with increased maintainability, upgradeability, extendibility and configurability, while improving price/performance and time-to-market. The Company believes that migration to a technologically advanced object-oriented software platform will enable it to penetrate new QSR accounts, as well as upgrade its installed base of QSR customers by incorporating new features and functionality.

  LEVERAGE SYSTEMS INTEGRATION CAPABILITIES. The Company seeks to expand its business opportunities within its targeted vertical markets by leveraging its complete systems integration capabilities for current and new end-user customers. In addition to developing modular hardware and software ITIP products for the restaurant industry, the Company has been able to add significant value for its QSR customers by configuring and integrating its own and third-party peripheral products, such as configurable touch screens, wireless hand-held order-entry terminals, video display monitors and printers into an integrated, networked system that meets particular customer requirements based on restaurant configuration or operational demands. The Company believes that it can address additional systems integration opportunities in the restaurant ITIP market by extending the capabilities of the ITIP network to provide real-time decision support for restaurant and headquarters-based management. In the automated manufacturing/warehousing market, the Company intends to enhance design, configuration and implementation services to further develop integrated data collection and management solutions.

  EXPLOIT RESTAURANT ITIP OPPORTUNITIES. The Company intends to further penetrate the major QSR chains and to expand into the pizza and full service restaurant sectors. A substantial part of growth expected by QSR chains in the near future is represented by international expansion and the introduction of "satellite" facilities (such as those interspersed throughout an airport terminal). In order to exploit this opportunity, the Company intends to support additional country-specific versions of its ITIP systems, as well as to increase its worldwide sales, systems integration and service capabilities. In addition, the Company has introduced its pizza/full service software platform to pursue opportunities in these sectors, which it has not serviced in the past. This software enables custom configuration of ITIP solutions which meet the different operational and data capture requirements of both pizza and full-service restaurants.

  ENHANCE AUTOMATED MANUFACTURING/WAREHOUSING MARKET PRESENCE. The Company intends to expand and leverage strategic partnering relationships to further penetrate the automated manufacturing/warehousing market, as well as to develop relationships with value added resellers to increase its market presence. In addition to its direct, consultative sales focus, the Company teams with leading data collection hardware suppliers, including Intermec Corporation and Telxon Corporation, to offer total systems solutions to its customers, and with the management consulting division of Ernst and Young LLP, which provides business consulting services through over 10,000 consultants to a wide variety of industries, including manufacturing, consumer products and others.

  LEVERAGE EXISTING CLIENT BASE. The Company believes it can sustain growth in its existing ITIP markets by continuing to establish and maintain long-term client relationships. In addition to providing upgrade opportunities within its significant customer base, the access and goodwill offered by customer relationships provide the Company with significant advantages over its competitors in marketing additional services and solutions to its clients. The Company also believes its long-term client relationships and ability to address its clients' needs throughout the life cycle of their ITIP systems distinguish the Company from many of its competitors, and provide the opportunity to become a preferred provider of ITIP solutions for a broad range of its existing and new clients.

  EXPAND INTERNATIONAL SALES AND SUPPORT. The Company intends to leverage its relationships with its customers and expand its sales and support capabilities to enable it to increase international sales. The Company expects that international sales will continue to be a significant portion of its total revenues. In the restaurant ITIP market, the Company's QSR customers anticipate international growth at rates higher than domestic growth over the next several years. Currently, the Company's products are installed in customer sites in 62 countries outside of the United States. The Company's strategy has been to partner with high-quality local service and support providers upon first entering a new geographic market, and to transition to providing direct support as the market for its products and services evolves. The Company currently intends to open offices in China and Latin America, in addition to its current sales and service offices located in Australia, Canada, France, the Netherlands, Singapore, South Africa, Spain and the United Kingdom.

  CONTINUE TO EXPAND SUPPORT AND SERVICE OFFERINGS. In addition to its systems integration capabilities, the Company understands that full-service support to customers' operations is critical to long-term success. The Company is able to serve as a single service provider to customers in the restaurant market, supporting and maintaining all the customer's computer-based products in its restaurants. The Company believes that its capability to provide one-stop shopping to its customers for all their systems service and support needs maintains and strengthens long-term customer relationships, as well as providing cross-selling opportunities for systems integration and other product offerings. The Company has contracted with Taco Bell, the Company's largest customer in fiscal 1995, to serve as the exclusive service integrator for ITIP systems, back office computer systems, hand-held data entry devices and other computer-based equipment, whether Company or third-party supplied, in all company-owned Taco Bell, Taco Bell Express and Hot 'n Now restaurants in the United States, Canada and Puerto Rico. The Company believes that its ability to address all support and maintenance requirements for a customer's ITIP network provides it with a competitive advantage.

  COMMERCIALIZE PROPRIETARY TECHNOLOGY GENERATED FROM SPONSORED RESEARCH. The Company focuses its product development and marketing efforts on identifying commercial applications for implementing technologies generated by and developed under the Company's sponsored research pursuant to contracts with governmental agencies. The Company's competencies in ITIP, developed in connection with government contract work, has led to the growth of its restaurant and manufacturing/warehousing ITIP businesses. More recent work in the area of computerized digital image processing has led to the Company's development of its CTS ophthalmic diagnostic and surgical support product, which measures the topography of the human cornea, including elevation, in real-time in both clinical and surgical environments. The Company has also used its telecommunications and signal processing expertise in the development of its HAZMAT system, which enables computerized tracking of hazardous materials in transit. Further, the Company has commenced development on products targeting complex document management and full-text retrieval applications, and intends to continue to exploit technology transfers from ongoing government development projects.

SYSTEMS AND SERVICES

  The Company has targeted two vertical markets for its transaction information processing solutions--the restaurant market and the automated manufacturing/warehousing market. Each of these markets requires equipment that performs reliably under adverse environmental conditions and the stress of numerous concurrent transactions, while being operated by an often unsophisticated and inexperienced workforce. The Company's governmental systems business focuses its efforts on governmental agencies, including the U.S. Department of Defense, or prime contractors operating under government contracts. In addition, the Company markets its CTS corneal topography system to the ophthalmic diagnostic and surgical market.

 RESTAURANT ITIP SYSTEMS

  The Company's primary focus in the restaurant market has been the QSR segment of the top 100 chains. The demands of the major quick service chains include rugged, reliable point of sale systems capable of recording, transmitting and coordinating large numbers of orders for quick delivery. The Company's modular, integrated solutions permit its QSR customers to configure their restaurant ITIP systems to meet their order-entry, menu, food preparation and delivery coordination requirements while recording all aspects of the transaction at the site. The current offerings are the result of the Company's 19 years of experience in and an in-depth understanding of the QSR market. This knowledge and expertise is reflected in its product design, manufacturing capability and systems integration skills. The Company's current offerings include the POS III, McDonald's and Pizza and Full Service software applications, the POS II system, the POS III hardware, and PAR and third-party peripherals, as well as system customization and integration services.

  Software. The Company's software was originally developed as a proprietary application for the POS I and POS II systems. The Company's latest version, POS III, has been written in the C programming language, operates under Microsoft DOS, is compatible with QNX real-time operating systems and supports a distributed processing environment across an Ethernet LAN. The features and functions of the software are extensive and incorporate a high degree of flexibility for the routing and displaying of orders in real-time and for the design and configurability of the Company's display data-entry terminals.

  In 1995, PAR introduced a new software application which enables the Company to expand its offerings beyond QSR to the full service and pizza restaurant markets. This software application incorporates custom features, including automatic customer retrieval by phone number, automatic delivery-time calculation, time-displayed order entry, printed condiment totals for packaging, street grid database support, dispatch, delivery, coupon tracking and the ability to record an historical record of customer buying habits, in order to address the specific needs of pizza and full service restaurants. The software also supports in-store communications between terminals, remote printers and displays, and back office PCs through an Ethernet LAN.

  In 1994, PAR, Olivetti and Panasonic assisted McDonald's in creating a PC-based software application for use throughout all of McDonald's restaurants. This development effort, referred to as the Alliance, resulted in a software application which was released for sale in August 1995. The Company's domestic McDonald's corporate and franchise customers use its open architecture POS III hardware platform with this software. McDonald's licenses the Company, Olivetti and Panasonic to market the software to its corporate and franchise restaurants, in return for royalty payments.

  The Company continually introduces new features and functions in its software and generally introduces a major release once a year. The Company is currently developing its next generation restaurant ITIP software applications. This new software will use object-oriented design techniques and will incorporate the expertise gained during nearly two decades of creating and supporting restaurant computer systems. New features such as mirror imaging of critical data, on-line graphical help, intelligent/interactive diagnostics and extensive graphical user interfaces, will enhance the reliability and ease of use for which the Company's software is known.

  Hardware. PAR's restaurant ITIP systems have been designed to exceed the requirements of the Company's customers. PAR's current systems have evolved from its original proprietary systems, the POS I, and the POS II, which were state of the art at the time of their release and surpassed the then-current reliability and speed-of-service requirements of the large QSR chains.

  The POS III system, first installed in 1994, is an open architecture hardware platform with industry standard components. The POS III hardware supports a distributed processing environment and incorporates an advanced restaurant ITIP system, utilizing Intel microprocessors, standard PC expansion slots, Ethernet LAN and standard Centronics printer ports. The system augments its industry standard components with features for QSR applications such as multiple video ports. The POS III system utilizes distributed processing architecture to integrate a broad range of PAR and third-party peripherals and is designed to withstand the harsh QSR environment. The system has a favorable price-to-performance ratio over the life of the system as a result of its PC compatibility, ease of expansion and use and high reliability design.

  Display terminals process and track customer orders, process employee timekeeping records, and provide on-screen production and labor scheduling. Registers may be configured with a touch screen rather than a fixed position keyboard, allowing greater flexibility in menu design. The POS III touch screen configuration allows a restaurant manager to easily reconfigure or change the menu to add new food items or provide combination meals without reprogramming the system. Wireless hand-held terminals permit restaurant employees to take orders while customers are waiting or in drive-thru lines, thus increasing the speed of service, as the customer's food order is complete by the time he or she reaches the counter and pays for the order. Video monitors display upcoming food orders in the food preparation areas. Multiple monitors used in the kitchen, at drink stations and in the final assembly area help assure that the order is properly completed. Printers are incorporated to print customer receipts or to produce management reports, while various other devices such as change dispensers and personal computers can be added to a LAN, which permits the sharing of transaction information generated by the restaurant ITIP system. The manager can use a standard microcomputer to collect and report on store-generated data.

  Systems Integration. The Company utilizes its systems integration and engineering expertise in developing functions and interfaces for its restaurant ITIP products to meet diverse customer requirements. The Company works closely with its customers to identify and accommodate the latest developments in restaurant technology by developing interfaces to equipment, including innovations such as automated cooking and drink dispensing devices, customer-activated terminals and order display units located inside and outside of the restaurant. The Company provides systems integration to interface specialized components, such as television monitors, coin dispensers and non-volatile memory for journalizing transaction data, as may be required in some international applications. The Company also integrates the restaurant manager's back office computer, as well as corporate home office computers, as management information requirements dictate.

 MANUFACTURING/WAREHOUSING ITIP SYSTEMS

  The Company's manufacturing/warehousing information processing systems business provides enabling and applications software and systems integration services to manufacturing and warehousing end users through distributed enterprise networks. The Company's primary product offering to the manufacturing/warehousing industry is its TPS data collection enabling software package. TPS is an open platform, middleware application that provides connectivity across multiple non-compatible host computers, including those manufactured by International Business Machines Corporation, Hewlett-Packard Company, and Digital Equipment Corporation. TPS also provides connectivity among diverse MRP, MRP II and MES programs (such as Manman and SAP) and fixed-base and hand-held RF data collection terminals on the factory floor, including those sold by Intermec Corporation, Telxon Corporation, Burr-Brown Corporation, and Zebra Technologies Corp. The Company is currently developing support for Norand Corporation and Symbol Technologies data collection devices. TPS offers simplified system use and operations while maintaining system speed in complex transaction processing environments. TPS provides a flexible and highly functional platform for on-line transaction processing applications such as distribution time and attendance, inventory control, warehousing, job status, scheduling and quality control. Data can be directly read from and written to host databases, as well as forwarded to managers, who can respond quickly to production deviations based on real-time information.

  The Company's additional data collection products include CIMport(TM) and CIMprint(TM), a series of application software products used with Telxon portable hand-held terminals to collect data without fixed-wire attachment. TPS enables radio-frequency and store-and-forward portable terminals to be used in data collection environments that previously could not support this capability. CIMprint is a barcode document printing software package designed for demanding client/server environments, which can be used for printing tags, labels, employee badges and other documents with any combination of text barcode, graphic images, and optical character reading fonts. CIMprint is fully integrated into the TPS platform.

  The Company offers system integration services for implementing data collection hardware and its TPS software for its clients. PAR's team of systems engineers, application developers, and product support personnel have experience in providing optimal system integration solutions, and work closely with customer personnel to define requirements, identify solutions, and implement solutions based on the customer's needs.

GOVERNMENT CONTRACTING

  The Company's two wholly-owned subsidiaries in the government business segment, PAR Government Systems Corporation ("PGSC") and Rome Research Corporation ("RRC"), provide the Department of Defense ("DOD") and other federal and state government organizations with a wide range of technical products and services. PGSC is engaged in the design, development and implementation of state-of-the-art data handling systems and advanced research and development for high-technology projects. RRC provides engineering services, software development and testing, and operation and maintenance for government facilities.

  PGSC provides high technology research and development to address problems associated with large real- time data sets and to provide decision support software systems. PGSC's principal focus involves the development of image and signal processing systems that are able to collect and analyze complex and massive sensor data associated with radar and infrared sensor systems. PGSC's telecommunications programs address the movement of large data sets and the adaptation of data to meet user needs for system control, mission planning and decision support. These projects have been undertaken in order to improve environmental and transportation safety, reduce record-keeping costs and improve efficiency.

  RRC provides professional and engineering services to operate and maintain DOD laboratories, ranges and related facilities. At these sites, Company personnel plan, execute, and evaluate experiments involving new or advanced radar systems, electronic countermeasures systems and communications systems, and operate training and operational communications equipment. RRC also offers software engineering support.

OPHTHALMIC DIAGNOSTIC AND SURGICAL MARKET

  PAR's Vision System Corporation's Corneal Topography System is a current example of the Company's ability to develop a commercial product from technology developed under contract for the U.S. Government. With the growth of refractive surgery to change the shape of the cornea, the foreseeable introduction of the excimer laser for photorefractive keratotomy ("PRK") and the desire to develop customized contact lenses, PAR recognized a need for a corneal topography system which could directly measure the true elevation/shape of the cornea and created CTS. CTS uses PAR patented technology and complex proprietary algorithms and software to provide the eye care professional with true elevation, curvature and refractive power data across the entire cornea.

  PAR CTS makes no assumptions regarding the shape of the cornea and is able to image irregular and damaged corneas. This represents a significant advantage in measuring post-surgical corneas. PAR Vision Systems Corporation currently offers eye care professionals two products, including a Clinical Diagnostic System which is sold as a stand-alone unit or as an attachment to a variety of manufacturers' slit lamps. PAR also offers an FDA-approved Intra-Operative System which attaches to a number of different operating microscopes and is the only corneal topographer currently available for usage during surgical procedures.

  The Company's focus market for its CTS products is the eye care industry, including ophthalmologists, optometrists, excimer laser centers, refractive surgery centers, hospitals, eye banks, custom contact lens labs, research centers and university medical schools. Corneal topography has important applications in diagnostics, inpatient screening, preoperative surgical planning, postoperative evaluation, patient follow-up, patient co-management, and contact lens fitting and design. In addition, corneal topography is an effective patient education and marketing tool.

  With the recent U.S. FDA approvals of PRK in December 1995, industry sources estimated that during the period 1996 through 1999, 2.8 million to 4.8 million excimer refractive procedures will be performed in the U.S., virtually all of which will include one or more corneal topography examinations.

CUSTOMER SERVICE

  The Company offers a range of maintenance and support services as part of its total solutions for its targeted transaction processing markets. In the North American restaurant ITIP market, the Company provides comprehensive maintenance and upgrade services for its own and third-party equipment and systems through a 24-hour central telephone customer support and diagnostic service in Boulder, Colorado and a field service network consisting of 60 locations offering factory, on-site, and depot maintenance and spare unit rentals. When a restaurant ITIP system is installed, PAR employees train the restaurant employees and managers to ensure efficient use of the system. If a problem occurs, PAR's current software products allow a service technician to diagnose the problem by telephone, greatly reducing the need for on-site service calls. The Company has contracted with Taco Bell, the Company's largest customer in fiscal 1995, to serve as the exclusive service integrator for restaurant ITIP systems, back office computer systems, hand-held data entry devices and other computer-based equipment in all company-owned Taco Bell, Taco Bell Express and Hot 'n Now restaurants in the United States, Canada and Puerto Rico. The Company will provide Taco Bell with telephone diagnostic support, on-site service and parts depot capabilities for all such equipment, whether Company- or third party-supplied. The Company believes that its ability to address all support and maintenance requirements for a customer's restaurant ITIP network provides it with a competitive advantage. Restaurant ITIP services generated $25.0 million in revenue in fiscal 1995, representing 32.4% of total restaurant ITIP revenues. As of March 31, 1996, 226 employees were engaged in providing restaurant ITIP services.

  In the manufacturing/warehousing market, the Company offers technical support through an experienced product support staff available in the field or by telephone. The Company also provides training classes, led by experienced and highly qualified personnel, on its products and implementations, including both hands-on experience with use of software and operation of hardware. The Company offers ongoing maintenance and enhancements.

RESEARCH AND DEVELOPMENT

  The Company engages in the research and development ("R&D") of new technologies under government contracts and through internally funded projects. A total of 77 Company employees were engaged in internally funded R&D as of March 31, 1996, and total expenditures on internally funded R&D totaled $4.2, $5.0 and $5.3 million in fiscal 1993, 1994 and 1995, respectively.

  RESTAURANT ITIP. The Company is currently developing its next generation restaurant ITIP software applications, based on an open architecture system and object-oriented software technology, which will incorporate new features including mirror imaging of critical data, on-line graphical help, intelligent/interactive diagnostics and extensive graphical user interfaces. The Company also focuses R&D for the restaurant ITIP market on enhancing its ability to integrate third-party software and continuing development of systems integration and software improvements to its flexible open architecture POS III system. The Company believes that such improvements will enable it to increase its penetration of the pizza and full service restaurant markets.

  MANUFACTURING/WAREHOUSING ITIP. The Company is currently developing a Windows NT-based version of its TPS system. In addition, the Company continues its improvement of its TPS software to enhance its ability to interface with various host-based modular business packages and hardware.

  CTS. The Company is developing an excimer laser-compatible system with an application for planning, monitoring and simulating the topographic and refractive changes that occur as a result of excimer surgical procedures such as PRK, PTK and LASIK. In addition, the Company is currently testing a contact lens fitting product that utilizes elevation-based data to create a contact lens that provides an optimal fit on a patient's cornea.

  OTHER. The Company is engaged in R&D for commercial applications based on a variety of other technologies. These include technologies in the fields of data/text retrieval and environmental testing. The Company is developing two systems in the field of document management, Insight, a desktop data manager that allows an individual user to organize, categorize, search and review large quantities of textual information, and Hawkeye, a real-time data classifier that evaluates incoming documents and categorizes them according to user-specified or automatically generated criteria. In the field of environmental monitoring, the Company is developing a system to detect underground contaminants, and a system of computerized links to track hazardous materials in transit.

CUSTOMERS

  The following are included among the customers of the Company:

                                 MANUFACTURING/
RESTAURANT ITIP                 WAREHOUSING ITIP                            GOVERNMENT
---------------       ------------------------------------                  ----------
Arby's                American Boa, Inc.                   Advanced Research Project Agency
Chick-fil-A, Inc.     Goodyear                             National Institute for Environmental Renewal
Hungry Bunny          Integrated Systems, Inc.             Northrop-Grumman
KFC                   Mercedes Benz of North America, Inc. U.S. Air Force Rome Laboratory
McDonald's            Nissan Motor Co. Ltd.                U.S. Air Force Special Operations Command
MOS Burger            Rhone-Poulenc                        U.S. Army Topographic Engineering
Pizza Hut             Teepack, Inc.                         Center
Taco Bell             Whirlpool Corporation
Taco Cabana
Wendy's
 International, Inc.

  In the restaurant ITIP market, the Company has established long-term relationships with several of the largest QSR corporations based on its ability to provide a total system solution, including highly flexible and functional software, worldwide service and support, ruggedized hardware and systems integration of third-party products. Typically, the Company markets its products at the corporate level to obtain approved vendor status for sales to company-owned restaurants and then markets to both individual franchisees and company-owned locations. Franchisees generally purchase from corporate-approved vendors, but are not required to do so, and may purchase from other suppliers. The Company is the sole approved vendor of restaurant ITIP equipment to Taco Bell, KFC International and Chick-fil-A, and is one of three approved vendors to McDonald's.

  Taco Bell, KFC and Pizza Hut are wholly owned subsidiaries of PepsiCo, Inc. Taco Bell accounted for 32.8% of the Company's revenue for fiscal 1995, and KFC and its franchisees and Pizza Hut franchisees accounted for 5.0% and 0.6%, respectively. Sales to McDonald's and its franchisees accounted for 20.9% of net revenues in 1995. There can be no assurance that any of the Company's current customers will continue to place orders with the Company. The loss of any one or more of the Company's major customers could materially and adversely affect its business, operating results and financial condition. See "Risk Factors -- Concentration of Major Customers."

SALES AND MARKETING

  RESTAURANT ITIP. Sales in the restaurant ITIP market are generally generated by first gaining the approval of the restaurant chain as an approved vendor. Upon approval, marketing efforts are then directed to franchisees of the chain. Sales efforts are also directed toward franchisees of chains for which the Company is not an approved vendor. The Company employs direct sales personnel in five sales groups that together employed 73 persons as of March 31, 1996. The National Accounts Group (13 employees) works with major restaurant chain customers. The North and South America Sales Group (24 employees) targets franchisees of the major restaurant chain customers, as well as franchisees of other major chains, as well as smaller chains. The International Sales Group (12 employees) seeks sales to major customers with restaurants overseas and to international chains that do not have a presence in the United States. The New Accounts Group seeks sales to major new corporate accounts.

  MANUFACTURING/WAREHOUSING ITIP. The Company's direct sales efforts in the manufacturing/warehousing ITIP market are generally focused on the highest level of the customer's executive management. Substantial lead time is required in sales efforts due to the fact that automation equipment is normally fitted into the manufacturing or warehousing environment as a plant is constructed. The Company has also entered into strategic marketing relationships with several companies, including Intermec Corporation, Norand Corporation and Telxon Corporation, and Ernst and Young LLP.

  CTS. The Company currently utilizes a direct sales force of six employees to market CTS. The Company intends to expand this sales force. The Company also has created an international dealer network of 10 dealers in Europe, Asia, South America, Australia and Canada in order to address the wide geographical scope of the market.

COMPETITION

  Competition in the restaurant ITIP and manufacturing/warehousing ITIP markets is based primarily on functionality, reliability, quality, performance and price of products, and service and support. The Company believes that its principal competitive advantages include its focus on a total solution offering, its advanced development capabilities, its industry knowledge and experience, product reliability, its direct sales force, the quality of its support and quick service response, and, to a lesser extent, price. Competition in the ophthalmic imaging market is based primarily on functionality, sales and marketing strength, and pricing. The Company believes that its principal competitive advantages include the superior functionality of its product and the quality of its service and support. Competition for government contracts is based primarily on customer relationships, price and technical capability. The Company believes that its principal competitive advantages include the long-term strength of its customer relationships, competitive pricing, and proven capability.

  The markets in which the Company competes are highly competitive. There are currently more than 10 suppliers who offer some form of sophisticated restaurant ITIP system similar to the Company's. The Company competes with other vendors of ITIP systems and the internal efforts of its current or prospective customers. Major competitors include Panasonic, International Business Machines Corporation, NCR and Micros Systems Inc. The Company believes that the manufacturing/warehousing ITIP market is highly fragmented. In the CTS market, competitors include EyeSys Technologies Inc., Tomey Technology, Inc., Alcon Laboratories, Inc. and Humphrey Instruments (a division of Carl Zeiss, Inc.). In its government contracting business, the Company competes with many larger companies such as Lockheed Martin Corporation, Science Applications International Corporation, and TRW Inc., as well as many smaller companies that target particular segments of the government contracting market. Many of the Company's competitors in each of these markets have substantially greater financial resources than the Company. There can be no assurance that the Company will be able to compete effectively in any of its markets.

INTELLECTUAL PROPERTY

  The Company principally relies on copyright and trademark protection, trade secrets and proprietary know-how to protect its intellectual property. The Company enters into confidentiality agreements with its key employees, consultants and strategic partners, restricts access to the Company's facilities, and identifies and secures confidential documents. The confidentiality agreements between the Company and its employees restrict the disclosure by such employees of any confidential information and assign to the Company the rights to inventions made during their employment with the Company.

  While the Company relies on certain patents covering certain of its products, it does not believe that patents are material to its business in its entirety. To date, the Company has not experienced any material litigation or been subjected to any material patent office interference proceedings with respect to patents. There can be no assurance, however, that third parties will not assert claims against the Company with respect to existing or future products or technologies. In the event of litigation to determine the validity of any third-party claims, such litigation, whether or not determined in favor of the Company, could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel from productive tasks. In the event of an adverse ruling in such litigation, the Company might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology or obtain licenses to the infringed technology. There can be no assurance that such licenses would be available on commercially reasonable terms, or at all, with respect to any disputed third-party technology. In the event of a successful claim against the Company and the Company's failure to develop or license a substitute technology at a reasonable cost, the Company's business, financial condition and results of operations could be materially and adversely affected. See "Risk Factors -- Dependence on Proprietary Technology."

BACKLOG

  The Company's backlog of unfilled orders in the restaurant ITIP and manufacturing/warehousing ITIP businesses at March 31, 1996 was approximately $15.6 million as compared to $10.2 million the previous year. Orders in both the restaurant ITIP and manufacturing/warehousing ITIP businesses are generally of a short-term nature and are usually booked and shipped in the same fiscal year. The dollar value of existing government contracts at March 31, 1996, net of work performed to that date, was approximately $29.1 million, of which approximately $8.2 million was funded. At March 31, 1995, the comparable amount was approximately $18.1 million, of which $9.3 million was funded. Funded amounts reflect amounts committed under contract by Government agencies and prime contractors. The March 31, 1996 government contract backlog of $29.1 million represents firm, existing contracts. Approximately $15.1 million of this amount will be completed over the next twelve months.

EMPLOYEES

  At March 31, 1996, the Company had 864 employees. Approximately 575 employees are engaged in its ITIP businesses. Approximately 208 persons are employed by Rome Research Corporation and PAR Government Systems Corporation, 22 by PAR Vision Systems, and the remainder are corporate and administration employees.

  The Company is not a party to any collective bargaining agreements. The Company considers its employee relations to be good.

FACILITIES

  The Company's headquarters and principal business facility are located in a 148,000 square foot facility in New Hartford, New York, located in central New York State. The Company also maintains a 17,500 square foot service center in Boulder, Colorado and additional R&D, sales and service facilities totaling 33,300 square feet serving its ITIP businesses in Norcross, Georgia; Arlington, Texas; San Antonio, Texas; Irvine, California; and Sydney, Australia. The Company also maintains facilities totaling 23,400 square feet in Rome, New York and La Jolla, California in connection with its work under government contracts.

  The Company owns its principal facility and adjacent space in New Hartford, NY. All of the other facilities are leased for varying terms. Substantially all of the Company's facilities are fully utilized, well maintained, and suitable for use. The Company believes its present and planned facilities and equipment are adequate to service its current and immediately foreseeable business needs.

LEGAL PROCEEDINGS

  The Company is not currently subject to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company are as follows:

          NAME               AGE POSITION
          ----               --- --------
   Dr. John W. Sammon,
    Jr.(1)(3)(4)...........   57 Chairman of the Board, President and Director
   Charles A.
    Constantino(1)(3)(4)...   56 Executive Vice President and Director
   J. Whitney Haney........   61 President, PAR Microsystems and Director
   Sangwoo Ahn(1)(2)(3)....   57 Director
   Dr. James C. Castle(2)..   59 Director
   Albert Lane, Jr.........   54 President, Rome Research
   Dr. John P. Retelle,
    Jr.....................   50 President, PAR Government Systems
   Ronald J. Casciano......   42 Vice President, Chief Financial Officer and Treasurer

--------
(1) Member of Executive Committee.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.
(4) Member of Stock Option Committee.

  JOHN W. SAMMON, JR. is the founder of the Company and has been the President and a director since its incorporation in 1968. Dr. Sammon graduated from the United States Naval Academy in 1960 with a B.S.E.E. in Astronautics and Aeronautics. He attended Massachusetts Institute of Technology, graduating with a S.M. in 1962. Dr. Sammon received his Ph.D. in Electrical Engineering from Syracuse University in 1966. He has written several papers in the field of Artificial Intelligence and Pattern Recognition and is a Fellow of the Institute of Electronic Engineers. Dr. Sammon's term as director will expire at the 1998 Annual Meeting of Shareholders.

  CHARLES A. CONSTANTINO has been a vice president and a director of the Company since its inception in 1971 and has held the position of Executive Vice President since 1974. Mr. Constantino received a B.S. in Mathematics from St. John Fisher College in Rochester, New York and a M.S. in Applied Mathematics from the University of Rochester. Mr. Constantino's term as director will expire at the 1998 Annual Meeting of Shareholders.

  J. WHITNEY HANEY has been a director of the Company and President of PAR Microsystems Corporation since April 1988. Mr. Haney graduated from The Citadel in 1956 with a B.S. in Electrical Engineering. He attended the University of Maine and the University of Pennsylvania from 1957-1962 pursuing graduate studies in Electrical Engineering. Prior to joining the Company, Mr. Haney was employed by Xerox Corporation as the President Operations, Development & Artificial Intelligence from 1985 to 1988. From 1973 until 1985, Mr. Haney was employed by Harris Corporation where he held many positions, including the Vice President of Development & MIS. Mr. Haney's term as director will expire at the 1997 Annual Meeting of the Shareholders.

  SANGWOO AHN was appointed a director of the Company in March 1986. He has been a partner of Morgan, Lewis, Githens and Ahn, L.P. (investment banking) since 1982. Mr. Ahn also serves as a director of Haynes International, Inc., Kaneb Pipe Line Partners, LP Quaker Fabric Corporation, ITI Technologies, Inc., Kaneb Services, Inc. and Stuart Entertainment, Inc. Mr. Ahn's term as director will expire at the 1997 Annual Meeting of the Shareholders.

  DR. JAMES C. CASTLE was appointed a director of the Company in December 1989. Dr. Castle has been the Chairman and the Chief Executive Officer of U.S. Computer Services Corporation since August 1992. Prior to assuming that position, he was the Chief Executive Officer of Teredata Corporation from August 1991 to April 1992. He also held the position of Chairman of the Board, President and Chief Executive Officer of Infotron Systems Corporation from October 1987 to August 1991. Dr. Castle's term as director will expire at the 1996

Annual Meeting of the Shareholders. Dr. Castle also serves as a director of Leasing Solutions, Inc. and ADC Telecommunications, Inc.

  ALBERT LANE, JR. has served as President of Rome Research Corporation since 1988. He received a B.S. in Economics and Business Administration and an M.S. in Business Administration from Chapman College. Mr. Lane also received an M.S. in Systems Management from the University of Southern California and a Ph.D., Business Administration from the United States International University.

  DR. JOHN P. RETELLE, JR. has served as President of PAR Government Systems Corporation since November 1993. From July 1993 until November 1993, Dr. Retelle served as Vice President, Advanced Business Development of the Company. From June 1990 until July 1993, Dr. Retelle served as the Program Manager, Advanced Computing Laboratory, R&D Division, of the Lockheed Missiles & Space Company. Dr. Retelle earned a B.S. in aeronautics from the U.S. Air Force Academy in 1963 and a M.S. in 1969 and Ph.D. in 1978, both from the University of Colorado in aerospace engineering sciences. He also completed a Master of Business Administration from Golden Gate University in 1971. Dr. Retelle is a registered Professional Engineer.

  MR. RONALD J. CASCIANO, C.P.A. serves as the Company's Chief Financial Officer, Vice President, and Treasurer. Mr. Casciano joined the Company in 1983 as Corporate Controller. Mr. Casciano joined PAR from Price Waterhouse where he was an Audit Manager. He is a member of the Financial Executives Institute and has served as President of the Syracuse chapter. Mr. Casciano graduated from LeMoyne College in 1975 with a B.S. in Accounting.

CERTAIN TRANSACTIONS

  In December 1991, PAR Microsystems granted Mr. J. Whitney Haney, President of PAR Microsystems and a director of the Company, a loan for $60,000 with interest at the prime rate, adjusted monthly, and which is due on January 2, 1997. In January 1992, PAR Microsystems granted Mr. Haney an additional loan that totaled $540,000, with interest at the prime rate, adjusted monthly, which is also due on January 2, 1997. The total principal amount of $600,000 of the loan was secured by a Deed to Secure Debt on real estate owned by Mr. Haney and his wife. As of May 17, 1996, the total principal and interest outstanding was $817,831.

  Pursuant to an agreement approved by the Board of Directors of the Company on April 17, 1996, Mr. Haney exercised options on May 17, 1996 to buy 106,000 shares of Common Stock at an exercise price of $3.00 per share. Mr. Haney immediately surrendered such shares to the Company as payment in full of the outstanding principal and interest of the loans and, in addition received $491,269 in cash from the Company, substantially all of which was withheld for the payment of taxes. Such shares were surrendered at a price of $15.35 per share, which represented the average closing price of the Common Stock over the prior one-month period.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of May 17, 1996 and as adjusted to reflect the offering, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) all officers and directors as a group and (iv) the Selling Stockholders. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                          SHARES BENEFICIALLY                      SHARES TO BE
                              OWNED PRIOR                       BENEFICIALLY OWNED
                            TO OFFERING(1)      NUMBER OF      AFTER OFFERING(1)(2)
                          ----------------------  SHARES       -----------------------
                            NUMBER    PERCENT   OFFERED(2)       NUMBER      PERCENT
                          ----------- --------------------     ------------ ----------
DIRECTORS, OFFICERS AND
 5% STOCKHOLDERS:
Dr. John W. Sammon, Jr.
 and
 Deanna D. Sammon(3)....    5,035,885    64.88% 1,175,000(11)     3,860,885     41.91%
Charles A.
 Constantino(4).........      527,961     6.80%   200,000           327,961      3.56%
J. Whitney Haney(5).....      173,200     2.18%       --            173,200      1.85%
Sangwoo Ahn(6)..........       53,500        *        --             53,500         *
Albert Lane, Jr.(7).....       14,845        *        --             14,845         *
Dr. John R. Retelle,
 Jr.(8).................       10,150        *        --             10,150         *
Dr. James C. Castle(9)..       12,500        *        --             12,500         *
All Directors and
 Executive Officers
 as a Group (8
 persons)(10)...........    5,851,691    72.95% 1,375,000         4,476,691     47.27%

--------
 *Represents less than 1%
 (1) Except as otherwise noted, each individual has sole voting and investment power with respect to all shares.
 (2) Assumes that the Underwriters' over-allotment option is not exercised.
 (3) Of the shares held by Dr. and Mrs. Sammon, Dr. Sammon has sole voting and investment power as to 4,100,200 shares and Mrs. Sammon has sole voting and investment power as to 935,685 shares. Includes 77,700 held by Dr. Sammon as trustee for the benefit of his daughter under a trust agreement dated July 5, 1983. Includes 158,175 shares held by Mrs. Sammon as custodian for her children. Also includes 600,000 shares currently held by Mrs. Sammon and to be contributed prior to the commencement of the offering to the John W. and Deanna D. Sammon Charitable Trust (the "Charitable Trust"), of which Dr. and Mrs. Sammon are the sole trustees and will share voting and dispositive power over such shares.
 (4) Does not include 8,800 shares owned by Mr. Constantino's wife, Elaine Constantino. Mr. Constantino disclaims beneficial ownership of such shares.
 (5) Includes 170,700 shares that Mr. Haney has or will have the right to acquire within 60 days of May 17, 1996 pursuant to the Company's stock option plans.
 (6) Includes 32,500 shares that Mr. Ahn has the right to acquire within 60 days of May 17, 1996 pursuant to the Company's stock option plans.
 (7) Represents shares Mr. Lane has or will have the right to acquire within 60 days of May 17, 1996 pursuant to the Company's stock option plans.
 (8) Represents shares Dr. Retelle has or will have the right to acquire within 60 days of May 17, 1996 pursuant to the Company's stock option plans.
 (9) Includes 7,500 shares which Dr. Castle has or will have the right to acquire within 60 days of May 17, 1996 pursuant to the Company's stock option plans.
(10) Includes 259,345 shares that such persons have the right to acquire within 60 days of May 17, 1996 pursuant to the Company's stock option plans.
(11) Of the shares offered, 600,000 will be sold by the Charitable Trust, 397,490 will be sold by Dr. Sammon and 177,510 will be sold by Mrs. Sammon.

  The address for Dr. John W. Sammon, Jr., Deanna D. Sammon and Charles A. Constantino is c/o PAR Technology Corporation, PAR Technology Park, 8383 Seneca Turnpike, New Hartford, NY 13413-4991.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 12,000,000 shares of Common Stock and 250,000 shares of Preferred Stock, $0.02 par value per share ("Preferred Stock"). The Board of Directors has recommended for stockholder approval at the Company's Annual Meeting of Stockholders to be held on June 4, 1996, a proposal to increase the Company's authorized capital stock to 20,000,000 shares of Common Stock and 500,000 shares of Preferred Stock.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock can elect all of the directors standing for election. Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors and to share ratably in the assets of the Company legally available for distribution to stockholders in the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Company may designate and issue in the future. All outstanding shares of Common Stock are, and the shares to be sold in the Offering, upon issuance and payment therefor, will be, validly issued, fully paid and nonassessable.

  As of May 7, 1996, there were 7,752,178 shares of Common Stock outstanding, held by 881 stockholders of record.

PREFERRED STOCK

  The Board of Directors is authorized to issue the Preferred Stock in different series and classes and to fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and other rights and preferences of the Preferred Stock not in conflict with the Company's Certificate of Incorporation or Delaware law. There are currently no shares of Preferred Stock outstanding. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect the voting power of holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CHARTER AND BY-LAWS AFFECTING STOCKHOLDERS

  The Company's Amended and Restated Certificate of Incorporation (the "Charter") provides for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. Subject to the rights of holders of any series of Preferred Stock, any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. The By-Laws of the Company may be amended or repealed, and new By-Laws adopted, at any time on either the vote of 66 2/3% of the stockholders entitled to vote generally for the election of directors, or the vote of a majority of directors present at a meeting of the Board of Directors, except that amendments of certain By-Laws always requires the vote of 66 2/3% of the stockholders. These By-Laws include provisions dealing with special meetings of stockholders, notice and order of business of stockholder meetings, nominations and elections of directors, and special meetings of the Board of Directors. In addition, amendment of certain provisions of the Charter concerning special meetings of stockholders, unanimous consents of stockholders, number of directors and classification of the Board of Directors, and indemnification of directors require the affirmative vote of holders of at least 66 2/3% of all the shares entitled to vote generally in the election of directors, voting as single class.

  The Charter contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. The Company's Certificate of Incorporation also contains provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is subject to the provisions of Section 203 of Delaware General Corporation Law. That section generally provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless the transaction is approved in a prescribed manner. An "interested stockholder" is defined as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

TRANSFER AGENT

  The Transfer Agent and the Registrar for shares of the Company's Common Stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have 9,211,828 shares of Common Stock outstanding and, based on options outstanding at May 17, 1996, approximately 794,220 shares will be issuable upon exercise of outstanding employee stock options. The Company and all of its executive officers and directors who are not Selling Stockholders have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering, except, with respect to the Company, (i) shares of Common Stock issued pursuant to the exercise of outstanding options and
(ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 90 day period. Certain stockholders, including the Selling Stockholders, who will hold in the aggregate 4,188,846 shares of Common Stock after the offering, have agreed that they will not, without prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 180 days from the date of the consummation of this offering.

  The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                 UNDERWRITING

  The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares that each has severally agreed to purchase from the Company and the Selling Stockholders (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

         UNDERWRITER                                            NUMBER OF SHARES
         -----------                                            ----------------
   Dillon, Read & Co. Inc. ....................................
   The Robinson-Humphrey Company, Inc. ........................
   Volpe, Welty & Company......................................
                                                                   ---------
     Total.....................................................    2,825,000
                                                                   =========


  The Managing Underwriters are Dillon, Read & Co. Inc., The Robinson-Humphrey Company, Inc. and Volpe, Welty & Company.

  If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

  The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $     per share on sales to certain
dealers. The Underwriters may allow, and such dealers may reallow, a
concession not to exceed $     per share on sales to certain other dealers.
The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

  The Selling Shareholders have granted to the Underwriters an option, which must be exercised within 30 days after the date of this Prospectus, to purchase up to an additional 423,750 shares of Common Stock to cover over-allotments, if any, on the same terms per share. To the extent the Underwriters exercise this option, each Underwriter will be obliged, subject to certain conditions, to purchase the number of additional shares proportionate to such Underwriter's initial commitment.

  The Company and all of its executive officers and directors who are not Selling Stockholders have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., offer, sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering, except, with respect to the Company, (i) shares of Common Stock issued pursuant to the exercise of outstanding options and (ii) options granted to its employees, officers and directors under its existing employee stock option plans so long as none of such options become exercisable during said 90 day period. Certain stockholders, including the Selling Stockholders, who will hold in the aggregate 4,188,846 shares of Common Stock after the offering have agreed that they will not, without prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 180 days from the date of the consummation of this offering.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

  Dillon, Read & Co. Inc. has provided financial advisory services to the Company during the past 12 months for which Dillon, Read & Co. Inc. received fees in the amount of $50,000.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, Boston,
Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           PAR TECHNOLOGY CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheet as of December 31, 1994 and 1995, and March 31,
 1996 (unaudited).........................................................  F-3
Consolidated Statement of Income for the Years Ended December 31, 1993,
 1994 and 1995, and the Three Months Ended March 31, 1995 and 1996 (unau-
 dited)...................................................................  F-4
Consolidated Statement of Changes in Shareholders' Equity for the Years
 Ended December 31, 1993, 1994, and 1995 and the Three Months Ended March
 31, 1996 (unaudited).....................................................  F-5
Consolidated Statement of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995, and the Three Months Ended March 31, 1995 and 1996
 (unaudited)..............................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and Shareholders of PAR Technology Corporation.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of PAR Technology Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Syracuse, New York
February 13, 1996

                           PAR TECHNOLOGY CORPORATION

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                               DECEMBER 31,      MARCH 31,
                                              ----------------  -----------
                                               1994     1995       1996
                                              -------  -------  -----------
                                                                (UNAUDITED)
                   ASSETS
CURRENT ASSETS:
  Cash....................................... $ 2,912  $   458    $ 2,448
  Accounts receivable -- net (Note 2)........  28,103   36,474     29,151
  Inventories (Note 3).......................  16,467   17,801     20,921
  Deferred income taxes (Note 7).............   1,034    1,303      1,129
  Other current assets.......................   1,460    1,090      2,470
                                              -------  -------    -------
    Total current assets.....................  49,976   57,126     56,119
  Property, plant and equipment -- net (Note
   4)........................................   7,716    7,580      7,281
  Other assets...............................   2,950    3,367      2,964
                                              -------  -------    -------
                                              $60,642  $68,073    $66,364
                                              =======  =======    =======
     LIABILITIES AND SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
  Notes payable (Note 5)..................... $    --  $   286    $   383
  Accounts payable...........................   3,632    4,925      4,051
  Accrued salaries and benefits..............   3,874    4,186      3,475
  Accrued expenses...........................   1,237    1,534        766
  Deferred service revenue...................   2,010    2,214      2,606
  Income taxes payable (Note 7)..............     308    1,005        340
                                              -------  -------    -------
    Total current liabilities................  11,061   14,150     11,621
                                              -------  -------    -------
Deferred income taxes (Note 7)...............     936      791        787
                                              -------  -------    -------
Shareholders' Equity (Note 6):
  Common stock, $.02 par value, 12,000,000
   shares authorized; 9,030,787, 9,113,031
   and 9,177,884 shares issued 7,656,320,
   7,682,425 and 7,747,278 outstanding.......     181      182        184
  Preferred stock, $.02 par value, 250,000
   shares authorized.........................      --       --         --
  Capital in excess of par value.............  13,268   13,664     13,901
  Retained earnings..........................  37,074   41,732     42,283
  Cumulative translation adjustment..........    (181)    (167)      (133)
  Treasury stock, at cost, 1,374,467,
   1,430,606 and 1,430,606 shares............  (1,697)  (2,279)    (2,279)
                                              -------  -------    -------
  Total shareholders' equity.................  48,645   53,132     53,956
                                              -------  -------    -------
                                              $60,642  $68,073    $66,364
                                              =======  =======    =======
Contingent liabilities (Note 10)

    The Accompanying Notes are an Integral Part of the Financial Statements

                           PAR TECHNOLOGY CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                            THREE MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,       MARCH 31,
                                   ------------------------ -------------------
                                    1993    1994     1995     1995      1996
                                   ------- ------- -------- --------- ---------
                                                                (UNAUDITED)
Net revenues:
  Product........................  $43,835 $52,965 $ 58,306 $  12,342 $  10,880
  Service........................   19,213  20,823   25,059     5,607     7,677
  Contract.......................   18,199  20,742   24,029     6,085     6,937
                                   ------- ------- -------- --------- ---------
                                    81,247  94,530  107,394    24,034    25,494
                                   ------- ------- -------- --------- ---------
Costs of sales:
  Product........................   25,433  32,527   34,028     7,663     6,778
  Service........................   17,041  17,296   20,807     4,450     6,261
  Contract.......................   17,534  19,740   22,492     5,770     6,513
                                   ------- ------- -------- --------- ---------
                                    60,008  69,563   77,327    17,883    19,552
                                   ------- ------- -------- --------- ---------
    Gross margin.................   21,239  24,967   30,067     6,151     5,942
                                   ------- ------- -------- --------- ---------
Operating expenses:
  Selling, general and adminis-
   trative.......................   13,009  14,211   17,721     4,179     3,744
  Research and development.......    4,239   5,009    5,331     1,333     1,351
                                   ------- ------- -------- --------- ---------
                                    17,248  19,220   23,052     5,512     5,095
                                   ------- ------- -------- --------- ---------
Income before provision for in-
 come taxes......................    3,991   5,747    7,015       639       847
Provision for income taxes (Note
 7)..............................    1,462   2,086    2,357       249       296
                                   ------- ------- -------- --------- ---------
Net income.......................  $ 2,529 $ 3,661 $  4,658 $     390 $     551
                                   ======= ======= ======== ========= =========
Earnings per common share........  $   .32 $   .46 $    .58 $     .05 $     .07
                                   ======= ======= ======== ========= =========
Weighted average number of common
 shares outstanding..............    7,968   7,992    8,068     8,073     8,190
                                   ======= ======= ======== ========= =========


    The Accompanying Notes are an Integral Part of the Financial Statements

                           PAR TECHNOLOGY CORPORATION

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                          COMMON STOCK  CAPITAL IN          CUMULATIVE  TREASURY STOCK
                          ------------- EXCESS OF  RETAINED TRANSLATION ---------------
                          SHARES AMOUNT PAR VALUE  EARNINGS ADJUSTMENT  SHARES  AMOUNT
                          ------ ------ ---------- -------- ----------- ------  -------
Balance at December 31,
 1992...................  8,907   $178   $12,727   $30,884     $(256)   (1,371) $(1,675)
Net income..............                             2,529
Issuance of common stock
 upon the exercise of
 stock options (Note 6)
 .......................     69      2       296
Translation adjust-
 ments..................                                        (155)
                          -----   ----   -------   -------     -----    ------  -------
Balance at December 31,
 1993...................  8,976    180    13,023    33,413      (411)   (1,371)  (1,675)
Net income..............                             3,661
Issuance of common stock
 upon the exercise of
 stock options (Note
 6).....................     55      1       245
Translation adjust-
 ments..................                                         230
Acquisition of treasury
 stock..................                                                    (3)     (22)
                          -----   ----   -------   -------     -----    ------  -------
Balance at December 31,
 1994...................  9,031    181    13,268    37,074      (181)   (1,374)  (1,697)
Net income..............                             4,658
Issuance of common stock
 upon the exercise of
 stock options (Note
 6).....................     82      1       396
Translation adjust-
 ments..................                                          14
Acquisition of treasury
 stock..................                                                   (57)    (582)
                          -----   ----   -------   -------     -----    ------  -------
Balance at December 31,
 1995...................  9,113    182    13,664    41,732      (167)   (1,431)  (2,279)
Net income (unaudited)..                               551
Issuance of common stock
 upon the exercise of
 stock options (Note 6)
 (unaudited)............     65      2       237
Translation adjustments
 (unaudited)............                                          34
                          -----   ----   -------   -------     -----    ------  -------
Balance at March 31,
 1996 (unaudited).......  9,178   $184   $13,901   $42,283     $(133)   (1,431) $(2,279)
                          =====   ====   =======   =======     =====    ======  =======


    The Accompanying Notes are an Integral Part of the Financial Statements

                           PAR TECHNOLOGY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,         MARCH 31,
                                -------------------------  --------------------
                                 1993     1994     1995      1995       1996
                                -------  -------  -------  ---------  ---------
                                                               (UNAUDITED)
Cash flows from operating ac-
 tivities:
 Net income...................  $ 2,529  $ 3,661  $ 4,658  $     390  $     551
 Adjustments to reconcile net
  income to net cash provided
  by operating activities:
    Depreciation and amortiza-
     tion.....................    3,027    2,683    2,414        610        655
    Provision for obsolete in-
     ventory..................    1,227    1,834    2,072        341         62
    Translation adjustments...     (155)     230       14        200         34
 Increase (decrease) from
  changes in:
    Accounts receivable-net...   (5,595)   1,337   (8,371)     3,012      7,323
    Inventories...............   (3,680)  (1,994)  (3,406)    (1,491)    (3,182)
    Other current assets......     (103)    (189)     370       (162)    (1,380)
    Other assets..............     (193)     (57)    (907)       328        245
    Accounts payable..........      496      267    1,293       (749)      (874)
    Accrued salaries and bene-
     fits.....................      703      560      312       (403)      (711)
    Accrued expenses..........      601     (874)     297         21       (768)
    Deferred service revenue..       20      325      204        259        392
    Income taxes payable......     (459)      28      697        526       (665)
    Deferred income taxes.....       48      231     (414)      (448)       170
                                -------  -------  -------  ---------  ---------
Net cash provided (used) by
 operating activities.........   (1,534)   8,042     (767)     2,434      1,852
                                -------  -------  -------  ---------  ---------
Cash flows from investing ac-
 tivities:
 Capital expenditures.........   (1,220)  (1,726)  (1,288)      (346)      (102)
 Capitalization of software
  costs.......................   (1,047)    (448)    (500)      (140)       (96)
                                -------  -------  -------  ---------  ---------
Net cash used in investing ac-
 tivities.....................   (2,267)  (2,174)  (1,788)      (486)      (198)
                                -------  -------  -------  ---------  ---------
Cash flows from financing ac-
 tivities:
 Net borrowings (payments)
  under line-of-credit
  agreements..................    3,106   (4,087)     286         --         97
 Proceeds from the exercise of
  stock options...............      298      246      397         67        239
 Acquisition of treasury
  stock.......................       --      (22)    (582)        --         --
                                -------  -------  -------  ---------  ---------
Net cash provided (used) by
 financing activities.........    3,404   (3,863)     101         67        336
                                -------  -------  -------  ---------  ---------
Net increase (decrease) in
 cash and cash equivalents....     (397)   2,005   (2,454)     2,015      1,990
Cash and cash equivalents at
 beginning of period..........    1,304      907    2,912      2,912        458
                                -------  -------  -------  ---------  ---------
Cash and cash equivalents at
 end of period................  $   907  $ 2,912  $   458  $   4,927  $   2,448
                                =======  =======  =======  =========  =========
Supplemental disclosures of
 cash flow information:
 Cash paid during the period
  for:
  Interest....................  $   588  $    69  $    20  $       9  $      20
  Income taxes, net of re-
   funds......................    1,418    1,759    1,940        131        764

    The Accompanying Notes are an Integral Part of the Financial Statements

                          PAR TECHNOLOGY CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

  The consolidated financial statements include the accounts of PAR Technology Corporation and its wholly owned subsidiaries (PAR Microsystems Corporation, PAR Government Systems Corporation, Rome Research Corporation and PAR Vision Systems Corporation), collectively referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

REVENUE RECOGNITION

  Revenues from sales of commercial products are generally recorded as the products are shipped, provided that no significant vendor and post-contract support obligations remain and the collection of the related receivable is probable. Costs relating to any remaining insignificant vendor and post-contract obligations are accrued. The Company's service revenues are recognized ratably over the related contract period or as the services are performed. Billings in advance of the Company's performance of such work are reflected as deferred service revenue in the accompanying consolidated balance sheet.

  The Company's contract revenues result primarily from contract services performed for the United States Government under a variety of cost-reimbursement, time-and-material and fixed-price contracts. Contract revenues, including fees and profits, are recorded as services are performed using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with estimated costs at completion. Anticipated losses on all contracts and programs in process are recorded in full when identified. Unbilled accounts receivable are stated at estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and government representatives. Contract revenues have been recorded in amounts that are expected to be realized on final settlement. The Company follows accepted industry practice and records amounts retained by the government on contracts as a current asset.

STATEMENT OF CASH FLOWS

  For purposes of reporting cash flows, the Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents. The effect of changes in foreign-exchange rates on cash balances is not material.

INVENTORIES

  Inventories are valued at the lower of cost or market, cost being determined on the basis of the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are recorded at cost and depreciated using the straight-line or an accelerated method over the estimated useful lives of the assets, which range from three to twenty years. Expenditures for maintenance and repairs are expensed as incurred.

WARRANTIES

  A majority of the Company's products are under warranty for defects in material and workmanship for various periods of time. The Company establishes an accrual for estimated warranty costs at the time of sale.

                          PAR TECHNOLOGY CORPORATION

INCOME TAXES

  The provision for income taxes is based upon pretax earnings with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

FOREIGN CURRENCY

  The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a translation adjustment. Foreign currency transaction gains and losses, which historically have been immaterial, are included in net income.

RESEARCH AND DEVELOPMENT COSTS

  The Company capitalizes certain costs related to the development of computer software under the requirements of Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility, are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. The unamortized computer software costs included in other assets amounted to $1,801,000 and $1,311,000 at December 31, 1994 and 1995, respectively. Annual amortization, charged to cost of sales, is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or the straight-line method over the remaining estimated economic life of the product. Amortization of capitalized software costs amounted to $1,231,000 $1,076,000, and $990,000, in 1993, 1994, and 1995, respectively.

EARNINGS PER SHARE

  Earnings per share are based upon the weighted average number of shares outstanding plus common stock equivalents under the Company's stock option plans.

RECLASSIFICATIONS

  Certain revenues and related costs relating to systems integration activity which previously were reflected as service revenues and costs have been reclassified to product sales and costs.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and revenues and expenses (as well as disclosures of contingent liabilities) during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL DATA

  The interim financial data is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

                          PAR TECHNOLOGY CORPORATION

NOTE 2 -- ACCOUNTS RECEIVABLE

  The Company's accounts receivable consist of:

                                                             (UNAUDITED)
                                              DECEMBER 31,        MARCH 31,
                                             --------------- -------------------
                                              1994    1995      1996
                                             ------- ------- -----------
                                                   (IN THOUSANDS)
Government segment:
United States Government
  Billed.................................... $ 2,673 $ 2,522   $ 2,414
  Unbilled..................................   2,009   1,474     1,438
                                             ------- -------   -------
                                               4,682   3,996     3,852
                                             ------- -------   -------
Other --
  Billed....................................   2,898   2,947     3,343
  Unbilled..................................   1,148     681       839
                                             ------- -------   -------
                                               4,046   3,628     4,182
                                             ------- -------   -------
Commercial segment:
Trade accounts receivable-net...............  19,375  28,850    21,117
                                             ------- -------   -------
                                             $28,103 $36,474   $29,151
                                             ======= =======   =======

  Included in billed amounts at December 31, 1995 are retentions totaling $95,000. Of these retentions, $39,000 is expected to be collected in 1996. Retained amounts are collectible upon contract completion and the acceptance of costs incurred. At December 31, 1994 and 1995, the Company had recorded a reserve for doubtful accounts of $818,000 and $768,000, respectively, against trade accounts receivable. Trade accounts receivable are primarily with major fast-food corporations or their franchisees.

NOTE 3 -- INVENTORIES

  Inventories are used primarily in the manufacture, maintenance, and service of commercial systems. Inventories are net of related reserves. The components of inventory are:

                                                             (UNAUDITED)
                                              DECEMBER 31,        MARCH 31,
                                             --------------- -------------------
                                              1994    1995      1996
                                             ------- ------- -----------
                                                   (IN THOUSANDS)
Finished goods.............................. $ 3,891 $ 4,427   $ 5,904
Work in process.............................   1,697   3,337     2,575
Component parts.............................   5,411   3,979     5,459
Service parts...............................   5,468   6,058     6,983
                                             ------- -------   -------
                                             $16,467 $17,801   $20,921
                                             ======= =======   =======

                          PAR TECHNOLOGY CORPORATION

NOTE 4 -- PROPERTY, PLANT AND EQUIPMENT

  The components of property, plant and equipment are:

                                                           (UNAUDITED)
                                            DECEMBER 31,        MARCH 31,
                                           --------------- -------------------
                                            1994    1995      1996
                                           ------- ------- -----------
                                                 (IN THOUSANDS)
Land...................................... $   253 $   253   $   253
Building and improvements.................   8,356   8,371     8,371
Furniture and equipment...................  21,515  21,952    21,929
                                           ------- -------   -------
                                            30,124  30,576    30,553
Less accumulated depreciation and
 amortization.............................  22,408  22,996    23,272
                                           ------- -------   -------
                                           $ 7,716 $ 7,580   $ 7,281
                                           ======= =======   =======

  The Company has constructed certain facilities at a cost of approximately $216,000 on land it leases from an officer. The terms of the related lease provide that title to the facility will pass to the officer at the end of the lease in 1996.

  The Company leases office space under various operating leases. Rental expense on these operating leases was approximately $845,000, $817,000 and $879,000 for the years ended December 31, 1993, 1994, and 1995, respectively.

  Future minimum lease payments under all noncancelable operating leases are (in thousands):

      1996............................................................... $  716
      1997...............................................................    287
      1998...............................................................    252
      1999...............................................................    248
      2000...............................................................    180
      Thereafter.........................................................    308
                                                                          ------
                                                                          $1,991
                                                                          ======

NOTE 5 -- NOTES PAYABLE

  The Company has an aggregate of $27,200,000 in bank lines of credit. Certain lines totaling $23,000,000 allow the Company to choose among unsecured borrowings which bear interest at the prime rate (8.5% at December 31, 1995), banker's acceptance borrowings which bear interest at a rate below the prime rate or other bank negotiated rates below prime. These lines are negotiated annually. The remaining line of $4,200,000 is unsecured, bears interest at the prime rate, requires a compensating balance and expires on June 30, 1996. At December 31, 1995, $286,000 was outstanding under these lines at an interest rate of 6.6%.

NOTE 6 -- COMMON STOCK

  The Company had reserved 2,052,500 shares of common stock for issuance under its Stock Option Plans. By November 30, 1994, these Plans had expired. In 1995, the Company reserved 500,000 shares under the 1995 Stock Option Plan. Options under this Plan may be incentive stock options or nonqualified options. Stock options are nontransferable other than upon death and are not exercisable prior to six months from date of grant. A summary of the stock options follows:

                           PAR TECHNOLOGY CORPORATION

                                 NO. OF SHARES   OPTION PRICE       TOTAL
                                 (IN THOUSANDS)    PER SHARE    (IN THOUSANDS)
                                 -------------- --------------- --------------
Outstanding at December 31,
 1992...........................      911       $2.00 -- $15.00     $2,987
  Granted.......................       76        4.00 --   6.06        372
  Exercised.....................      (69)       3.00 --   5.00       (228)
  Forfeited.....................      (55)       3.00 --  11.00       (249)
                                      ---                           ------
Outstanding at December 31,
 1993...........................      863        2.00 --  15.00      2,882
  Granted.......................       72        6.50 --   7.25        476
  Exercised.....................      (55)       3.00 --   5.00       (169)
  Forfeited.....................      (21)       3.00 --  15.00       (110)
                                      ---                           ------
Outstanding at December 31,
 1994...........................      859        2.00 --  13.00      3,079
  Granted.......................       38        9.31 --  10.19        372
  Exercised.....................      (82)       3.00 --   5.81       (269)
  Forfeited.....................       (5)       5.25 --  13.00        (56)
                                      ---                           ------
Outstanding at December 31,
 1995...........................      810        2.00 --  11.25      3,126
  Granted (unaudited)...........      181        9.25 --   9.25      1,670
  Exercised (unaudited).........      (65)       3.00 --  11.25       (242)
  Forfeited (unaudited).........      (11)       6.50 --   9.31        (95)
                                      ---                           ------
Outstanding at March 31, 1996
 (unaudited)....................      915       $2.00 -- $11.25     $4,459
                                      ===                           ======
Shares remaining available for
 grant at
 March 31, 1996 (unaudited).....      291
                                      ===
Total shares vested and
 exercisable as of
 March 31, 1996 (unaudited).....      556
                                      ===

NOTE 7 -- INCOME TAXES

  The provision for income taxes consists of:

                                                                     (UNAUDITED)
                                            YEAR ENDED DECEMBER 31,   MARCH 31,
                                            -----------------------  -----------
                                             1993    1994    1995       1996
                                            ------- ------- -------  -----------
                                                      (IN THOUSANDS)
   Current tax expense:
     Federal............................... $   826 $ 1,219 $ 2,248     $  53
     State.................................     250     457     542        46
     Foreign...............................     161     150     (11)       28
                                            ------- ------- -------     -----
                                              1,237   1,826   2,779       127
                                            ------- ------- -------     -----
   Deferred income tax:
     Federal...............................     225     260    (422)      169
                                            ------- ------- -------     -----
   Provision for income taxes.............. $ 1,462  $2,086  $2,357     $ 296
                                            ======= ======= =======     =====

                          PAR TECHNOLOGY CORPORATION

  Deferred tax liabilities (assets) are comprised of the following at:

                                                                     (UNAUDITED)
                                          YEAR ENDED DECEMBER 31,     MARCH 31,
                                          -------------------------  -----------
                                           1993     1994     1995       1996
                                          -------  -------  -------  -----------
                                                    (IN THOUSANDS)
   Depreciation.......................... $   712  $   730  $   744    $   731
   Software development expense..........     826      612      446        392
   Other.................................      79      136       --         --
                                          -------  -------  -------    -------
   Gross deferred liabilities............   1,617    1,478    1,190      1,123
                                          -------  -------  -------    -------
   Reserves..............................  (1,444)  (1,132)  (1,250)    (1,023)
   Capitalized inventory costs...........     (98)     (90)     (84)       (89)
   Wage and salary accruals..............    (311)    (314)    (342)      (337)
   Other.................................     (93)     (40)     (26)       (16)
                                          -------  -------  -------    -------
   Gross deferred tax assets.............  (1,946)  (1,576)  (1,702)    (1,465)
                                          -------  -------  -------    -------
                                          $  (329) $   (98) $  (512)   $  (342)
                                          =======  =======  =======    =======

  Total income tax provision differed from total tax expense as computed by applying the statutory U.S. federal income tax rate to income before taxes. The reasons were:

                                                                    (UNAUDITED)
                                         YEAR ENDED DECEMBER 31,     MARCH 31,
                                         -------------------------  -----------
                                          1993     1994     1995       1996
                                         -------  -------  -------  -----------
                                                   (IN THOUSANDS)
   Statutory U.S. federal tax rate......    34.0%    34.0%    34.0%    34.0%
   State taxes net of federal benefit...     2.5      5.2      5.1      3.6
   Foreign income taxes.................     4.0      2.6      0.8       --
   FSC benefit..........................    (1.6)    (1.4)    (2.6)    (2.0)
   Adjustment to prior years' accrual...      --      2.5      1.8       --
   Foreign tax credits..................    (2.1)    (6.5)    (7.7)      --
   Other................................    (0.2)    (0.1)     2.2      (.7)
                                         -------  -------  -------     ----
                                            36.6%    36.3%    33.6%    34.9%
                                         =======  =======  =======     ====

  The provision for income taxes is based on income before income taxes as follows:

                                                                     (UNAUDITED)
                                            YEAR ENDED DECEMBER 31,   MARCH 31,
                                            -----------------------  -----------
                                             1993    1994    1995       1996
                                            ------- ------- -------  -----------
   Domestic operations..................... $ 3,953 $ 5,519 $ 7,697    $1,202
   Foreign operations......................      38     228    (682)     (355)
                                            ------- ------- -------    ------
     Total................................. $ 3,991 $ 5,747 $ 7,015    $  847
                                            ======= ======= =======    ======

NOTE 8 -- EMPLOYEE BENEFIT PLANS

  The Company has a deferred profit-sharing retirement plan that covers substantially all employees. The Company's annual contribution to the plan is discretionary. The contributions to the plan in 1993, 1994 and 1995 were approximately $626,000 $749,000 and $824,000, respectively. The plan also contains a 401(K) provision that allows employees to contribute a percentage of their salary.

  The Company also maintains an incentive compensation plan. Participants in the plan are key employees as determined by executive management. Compensation under the plan is based on the achievement of predetermined financial performance goals of the Company and its subsidiaries. Awards under the plan are

                          PAR TECHNOLOGY CORPORATION
payable in cash. For the years ended December 31, 1993, 1994 and 1995, the Company expensed approximately $506,000, $764,000 and $628,000, respectively, in cash awards under the plan.

NOTE 9 -- INVESTMENT IN AFFILIATE

  In June 1992, the Company was approved under the Department of Defense Mentor-Protege Program as a mentor for a minority-owned government contractor, Phoenix Systems and Technologies, Inc. (Phoenix). Concurrent with this approval, the Company acquired a 43.9% interest in Phoenix which is accounted for under the equity method.

  The Company is a subcontractor to Phoenix on certain engineering service contracts with the United States Government. Additionally, Phoenix rents its office space from the Company. Phoenix is also a vendor to PAR providing manufacturing and some contract services. As a result of this business relationship, PAR had a net receivable from Phoenix of $1,000,000 at December 31, 1994. During 1995, $450,000 of this amount was paid and the Company recorded an allowance for the remainder. During 1995, PAR billed Phoenix approximately $1.6 million and Phoenix billed PAR $1.1 million in connection with the above activities. At December 31, 1995, the Company had recorded $957,000 of receivables relating to 1995 activities. This amount is net of a $282,000 allowance and is included in other assets in the consolidated balance sheet. The Company determined that allowances were necessary as a result of delays in new contract starts, Phoenix exiting certain unprofitable manufacturing activities and the settlement of a contracting claim with the federal government. Also during 1995, as a result of the Company's equity in Phoenix's losses, the Company's remaining investment of $264,000 was written off. During the three months ended March 31, 1996, the Company billed Phoenix $1.0 million for work performed and was paid a total of $803,000. At March 31, 1996, the net receivable due the Company from Phoenix was $1.2 million.

  In connection with the Mentor-Protege program discussed above, Company management assisted Phoenix in the development of their business plan for 1996 and beyond. This plan, which Phoenix believes to be achievable, anticipates the development of a profitable manufacturing business and continued profitable services business. The plan provides for payment of the amount due the Company over the next three years. The Company has also guaranteed a $1,000,000 line-of-credit borrowing of Phoenix at December 31, 1995. As of March 31, 1996, the guaranteed line of credit was reduced to $900,000. If Phoenix is unable to successfully execute its business plan, the Company could incur additional losses.

NOTE 10 -- CONTINGENCIES

  The Company is subject to legal proceedings which arise in the ordinary course of business. Additionally, Government contract costs are subject to periodic audit and adjustment. In the opinion of Management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position of the Company.

NOTE 11 -- INDUSTRY SEGMENTS

  The Company, through its separate operating subsidiaries, operates in two principal segments: a Commercial segment and a Government segment. The Commercial segment designs, develops, manufactures, sells, installs and services point-of-sale terminal systems for the restaurant industry, industrial data collection systems for manufacturing industries, and image processing systems for the ophthalmic and food-processing industries. The Government segment designs and implements advanced technology computer software systems primarily for military and intelligence agency applications, and provides services for operating and maintaining certain U.S. Government-owned test sites, and for planning, executing and evaluating experiments involving new or advanced radar systems. Inter-segment sales and transfers are not material.

                           PAR TECHNOLOGY CORPORATION

  Information as to the Company's operations in these two segments is set forth below:

                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      1993     1994      1995
                                                     -------  -------  --------
                                                          (IN THOUSANDS)
   Revenues:
    Commercial segment
     United States.................................. $57,636  $67,079  $ 76,984
     Europe.........................................   4,352    5,579     6,335
     Australia......................................   3,372    4,299     2,654
     Other Non U.S..................................   1,869    3,190     3,432
     Eliminations...................................  (4,181)  (6,359)   (6,040)
    Government segment..............................  18,199   20,742    24,029
                                                     -------  -------  --------
      Total......................................... $81,247  $94,530  $107,394
                                                     =======  =======  ========
   Income before provision for income taxes:
    Commercial segment
     United States.................................. $ 2,104  $ 2,930  $  4,880
     Europe.........................................     395      783     1,047
     Australia......................................     549      840       260
     Other Non U.S..................................     331      215       164
    Government segment..............................     645    1,020     1,389
    Corporate.......................................     (33)     (41)     (725)
                                                     -------  -------  --------
       Total........................................ $ 3,991  $ 5,747  $  7,015
                                                     =======  =======  ========
   Identifiable assets:
    Commercial segment
     United States.................................. $43,826  $39,574  $ 50,186
     Europe.........................................   2,335    3,227     3,263
     Australia......................................   1,341    1,341     1,195
     Other Non U.S..................................   1,339    2,920     2,511
    Government segment..............................   9,935    9,834    10,730
    Corporate.......................................   1,673    3,746       188
                                                     -------  -------  --------
      Total......................................... $60,449  $60,642  $ 68,073
                                                     =======  =======  ========
   Depreciation and amortization:
     Commercial segment............................. $ 2,609  $ 2,304  $  1,959
     Government segment.............................     232      182       210
     Corporate......................................     186      197       245
                                                     -------  -------  --------
      Total......................................... $ 3,027  $ 2,683  $  2,414
                                                     =======  =======  ========
   Capital expenditures:
     Commercial segment............................. $   895  $ 1,051  $  1,063
     Government segment.............................     119      295       137
     Corporate......................................     206      380        88
                                                     -------  -------  --------
      Total......................................... $ 1,220  $ 1,726  $  1,288
                                                     =======  =======  ========

                          PAR TECHNOLOGY CORPORATION

  Customers comprising 10% or more of the Company's Commercial segment sales are summarized as follows:

                                                              1993  1994  1995
                                                              ----  ----  ----
Taco Bell Corporation........................................  34%   34%   42%
McDonald's Corporation.......................................  31    31    27
KFC..........................................................   9    10     6
All Others...................................................  26    25    25
                                                              ---   ---   ---
                                                              100%  100%  100%

  Substantially all revenues derived by the Government segment arise from Federal government contracts, or subcontracts related thereto, virtually all of which are with the Department of Defense.

NOTE 12--FAIR VALUE OF FINANCIAL INSTRUMENTS

  Financial Instruments consist of the following:

                                                                   DECEMBER 31,
                                                                       1995
                                                                  --------------
                                                                  CARRYING FAIR
                                                                   VALUE   VALUE
                                                                  -------- -----
                                                                  (IN THOUSANDS)
Cash and cash equivalents........................................   $458   $458
Long-term receivables and other investments......................    957    957
Notes Payable....................................................    286    286

  Fair value of financial instruments classified as current assets or liabilities approximate carrying value due to the short-term maturity of the instruments. Fair value of long-term receivables and other investments was based on discounted cash flows.

NOTE 13--SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                        QUARTER ENDED
                                               --------------------------------
                                                                 SEPT.
        1994                                   MARCH 31 JUNE 30   30    DEC. 31
        ----                                   -------- ------- ------- -------
                                                (IN THOUSANDS EXCEPT PER SHARE
                                                           AMOUNTS)
Net revenues.................................. $20,770  $23,123 $23,903 $26,734
Gross margin..................................   5,002    5,667   6,617   7,681
Net income....................................     227      468   1,444   1,522
Earnings per common share..................... $   .03  $   .06 $   .18 $   .19
                                                        QUARTER ENDED
                                               --------------------------------
                                                                 SEPT.
        1995                                   MARCH 31 JUNE 30   30    DEC. 31
        ----                                   -------- ------- ------- -------
                                                (IN THOUSANDS EXCEPT PER SHARE
                                                           AMOUNTS)
Net revenues.................................. $24,034  $24,366 $23,980 $35,014
Gross margin..................................   6,151    6,494   7,032  10,390
Net income....................................     390      636   1,533   2,099
Earnings per common share..................... $   .05  $   .08 $   .19 $   .26

Back
----

The picture at the upper portion of the page illustrates the Company's manufacturing/warehousing information processing system by means of an Intermec portable hand-held data collection terminal, which includes the Company's CIMport/TM/ and CIMprint/TM/ appplication software products.

Back
----

The picture at the lower right hand side of the page illustrates two ophthalmologists performing corneal surgery on a patient utilizing the Company's intra-operative corneal topography system.

Back
----

The picture at the lower left hand side of the page illustrates the Company's employees manufacturing open architecture POS III touch screen systems.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-TION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   3
Incorporation of Certain Documents by Reference..........................   3
Prospectus Summary.......................................................   4
Risk Factors.............................................................   6
Use of Proceeds..........................................................  11
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  21
Management...............................................................  33
Certain Transactions.....................................................  34
Principal and Selling Stockholders.......................................  35
Description of Capital Stock.............................................  36
Shares Eligible for Future Sale..........................................  37
Underwriting.............................................................  38
Legal Matters............................................................  38
Experts..................................................................  38
Index to Consolidated Financial Statements............................... F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          PAR TECHNOLOGY CORPORATION

                                ---------------

                               2,825,000 SHARES

                                 COMMON STOCK

                                  PROSPECTUS

                                     , 1996

                                ---------------

                            DILLON, READ & CO. INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                            VOLPE, WELTY & COMPANY


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Estimated expenses (other than underwriting discounts and commissions), all of which will be borne by the Registrant, payable in connection with the sale of the Common Stock offered hereby are as follows:

   Registration Fee................................................... $ 17,504
   NASD Filing Fee....................................................    5,576
   Printing and Engraving Expenses....................................   80,000
   Legal Fees and Expenses............................................  175,000
   Accounting Fees and Expenses.......................................   25,000
   Blue Sky Fees and Expenses (including legal fees)..................   15,000
   Miscellaneous......................................................   56,920
                                                                       --------
     Total............................................................ $375,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the or she is or was a director, officer, employee or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him or her in connection therewith.

  The Registrant's Certificate of Incorporation provides that the Registrant shall, to the fullest extent permitted by law, indemnify all directors, officers, employees and agents of the company. The Certificate of Incorporation also contains a provision eliminating the liability of directors of the Registrant to the Registrant or its stockholders for monetary damage, except under certain circumstances. The Certificate of Incorporation also permits the Registrant to maintain insurance to protect itself and any director, officer, employee or agent against any liability with respect to which the Corporation would have the power to indemnify such persons under the Delaware General Corporation Law. The Registrant maintains an insurance policy insuring its directors and officers against certain liabilities.

ITEM 16. EXHIBITS.

 1.1*  Form of Underwriting Agreement.
 3.1   Certificate of Incorporation, as amended.
 3.2   Form of Certificate of Amendment to the Certificate of Incorporation.
 3.3   By-laws, as amended.
 4     Specimen Certificate representing the Common Stock.
 5*    Opinion of Testa, Hurwitz & Thibeault, LLP.
 10.1+ Agreement between Taco Bell Corporation and PAR Microsystems
       Corporation, dated
       December 18, 1995.
 10.2+ Service Integration Agreement between Taco Bell and PAR Microsystems
       Corporation, dated September 12, 1995.
 11    Statement re: Computation of Earnings per Share.
 23.1  Consent of Price Waterhouse LLP.
 23.2* Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5).
 24    Power of Attorney (see page II-3).

--------
* To be filed by amendment.
+ Confidential treatment requested as to certain portions.

ITEM 17. UNDERTAKINGS.

  The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where appropriate, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEW HARTFORD, NEW YORK ON MAY 20, 1996.

                                          PAR TECHNOLOGY CORPORATION:

                                                    /s/ John W. Sammon
                                          By:__________________________________

                        POWER OF ATTORNEY AND SIGNATURES

  We, the undersigned officers and directors of PAR Technology Corporation hereby severally constitute and appoint Dr. John W. Sammon, Jr., Gregory T. Cortese and Ronald J. Casciano true and lawful attorneys with full power to each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and, in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, to sign any abbreviated registration statement and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the securities and Exchange Commission, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable PAR Technology Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                       TITLE(S)               DATE

         /s/ John W. Sammon             Chairman of the          May 20, 1996
-------------------------------------    Board of Directors
       DR. JOHN W. SAMMON, JR.           and President

     /s/ Charles A. Constantino         Executive Vice           May 20, 1996
-------------------------------------    President and
       CHARLES A. CONSTANTINO            Director

        /s/ J. Whitney Haney            President, PAR           May 20, 1996
-------------------------------------    Microsystems and
          J. WHITNEY HANEY               Director

           /s/ Sangwoo Ahn              Director                 May 20, 1996
-------------------------------------
             SANGWOO AHN

         /s/ James C. Castle            Director                 May 20, 1996
-------------------------------------
         DR. JAMES C. CASTLE

                                 EXHIBIT INDEX

 EXHIBITS                                                                PAGE
 --------                                                                ----
  1.1*    Form of Underwriting Agreement.
  3.1     Certificate of Incorporation, as amended.
  3.2     Form of Certificate of Amendment to the Certificate of
          Incorporation.
  3.3     By-laws, as amended.
  4       Specimen Certificate representing the Common Stock.
  5*      Opinion of Testa, Hurwitz and Thibeault, LLP.
 10.1+    Agreement between Taco Bell Corporation and PAR Microsystems
          Corporation, dated December 18, 1995.
 10.2+    Service Integration Agreement between Taco Bell and PAR
          Microsystems Corporation, dated September 12, 1995.
 11       Statement re: Computation of Earnings per Share.
 23.1     Consent of Price Waterhouse LLP.
 23.2*    Consent of Testa, Hurwitz & Thibeault, LLP (included in
          Exhibit 5).
 24       Power of Attorney (See page II-3).

--------
* To be filed by amendment.
+ Confidential treatment requested as to certain parties.